
EXCELLENCE


10015693

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



Adit Laixuthai, Ph.D.
Executive Vice President

12g3-2(b) File No.82-4922

Ref. No. OS.076/2010

May 11, 2010

SUPPL

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SEC
Mail Processing
Section
MAY 11 2010
Washington, DC
122

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
May 11, 10

dlw 5/13



Management Discussion and Analysis (MD&A)

For the Quarter Ending March 31, 2010

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



Executive Summary
Management Discussion and Analysis
For the Quarter Ending March 31, 2010

In the first quarter of 2010, KASIKORNBANKGROUP continued to place an emphasis on satisfying the diverse needs of both corporate and individual customers in all seven segments thoroughly and effectively. We have also strived to maintain our competitiveness through differentiation of our products and services that have incorporated new innovations for more complete financial solutions.

Following our acquisition of additional ordinary shares of Muang Thai Group Holding Co., Ltd. (MTGH), the Bank's consolidated statement of income for the first quarter of 2010 fully reflected the performance of companies in the MTGH group for the entire quarter. The Bank's consolidated net income for the first quarter of 2010 totaled Baht 4,364 million, an apparent increase of Baht 696 million, or 18.99 percent, over the previous quarter, due mainly to increases in net interest and dividend income, as well as non-interest income. Meanwhile, allowances for bad debts and doubtful accounts were lower when compared to the previous quarter.

With regards to our financial position as of March 31, 2010, the Bank's consolidated assets equaled Baht 1,422,290 million, increasing by Baht 63,758 million, or 4.69 percent, over the end of 2009. These increased assets were due in part to loan growth of Baht 19,268 million, equivalent to 2.04 percent greater than in 2009 year-end, reaching Baht 962,646 million. Broad-based growth was achieved across businesses, including Corporate, SME and Retail Business loans. Meanwhile, our net and gross non-performing loans declined from 2009 year-end, mirroring improved asset quality. Despite intense competition, we continued to see our consolidated deposits growing by Baht 32,444 million, or 3.33 percent, over 2009 year-end, reaching Baht 1,007,936 million. In terms of capital strength, our capital adequacy ratio was 15.03 percent, with Tier-1 and Tier-2 capital amounting to 10.09 and 4.94 percent, respectively. These ratios remain significantly higher than the Bank of Thailand (BoT) minimum requirement, as well as being sufficient for facilitating our present and future business operations.

The success and achievements in our core business operations were a result of KASIKORNBANKGROUP's more aggressive business strategy. Efforts of note included our service expansion to serve business partners of our existing customers, while striving to better meet both financial and non-financial needs of each customer with customized products and services, as well as equipping our customers with relevant knowledge through various activities and channels.

Having always recognized the importance of risk management, we have revised our

business operations to better align with the changing economic conditions. During the most recent emergence of political tension, we have closely monitored customers' business operations, allowing us to provide some necessary assistance to them, particularly those having high exposure to risks associated with the ongoing turmoil. Preparations and various risk analyses have also been performed under different scenarios. In addition to these efforts, we continue to develop all necessary support functions, including our strategic project under "K-Transformation", as planned.

With our dedication to extensively improve our business in each and every dimension, not to mention our adherence to good corporate governance, KASIKORNBANKGROUP was widely honored by marks of recognition from both domestic and foreign institutions in the first quarter of 2010.

Content

1. Overview

1.1 Overview of Economy, Banking Industry and Regulatory Changes

❑ Thailand's Economy in the First Quarter of 2010

For the first quarter of 2010, the Thai economy is expected to grow 8.5 percent over-year, accelerating over the 5.8 percent seen in the fourth quarter of 2009, and recording the fastest pace of growth in over 14 years. In addition to having a low base of comparison, the economy in the first quarter of 2010 was also boosted by healthy export recovery, in tandem with the global economic turnaround and growing trading volume under many free-trade agreements. Expansionary fiscal and monetary policies at home also helped spur domestic activity, particularly private spending and investment. The Headline CPI averaged 3.8 percent over-year in the first quarter of 2010, compared to the 1.9 percent recorded in the fourth quarter of 2009, due to higher agricultural and oil prices. The Thai Baht, however, strengthened significantly against the greenback, as investors were more convinced that economic growth among Asian economies would be healthier than elsewhere, thereby attracting capital inflows into the region, particularly stock markets.

Thailand Economic Growth Forecast

(Units: Year-on-year percentage change, or as otherwise indicated)

	Q1-2010	Q4-2009
Private Consumption Index	**7.7**	**2.3**
Private Investment Index	18.2	-1.7
Manufacturing Production Index	**30.8**	**14.2**
Agriculture Production Index	2.0	-2.5
Exports	32.0	12.2
Imports	63.6	1.4
Trade Balance (USD billions)	**2,133**	**2,673**
Current Account (USD billions)	5,252	4,274
Headline CPI Inflation	**3.8**	**1.9**
Gross Domestic Product (GDP)	8.5*	5.8

Sources: BoT, and KASIKORN RESEARCH CENTER CO., LTD.

Note: *Forecasted Figure.

However, the Thai economy has experienced heightened political uncertainty since the second half of March 2010. Although, in the early stages where the most recent episode of unrest had not yet become violent, money and capital markets were not much affected, the growing political tension will inevitably complicate the recovery process of the Thai economy. In fact, the prolonged turmoil has recently hurt consumer confidence, along with the number of foreign tourists, while being

part of the reason for the BoT to maintain their policy rate at an ultra-eased level, at least until a clearer assessment of possible economic impacts can be made.

❑ Banking Industry and Competition

For the first quarter of 2010, Thai commercial banks earned higher net profits (unaudited)[1] when compared to the previous quarter and the same quarter of last year, as well as beating consensus expectations. These higher net profits were mainly supported by economic recovery at home and abroad, thereby boosting commercial banks' core businesses which include net interest income and fee income. Net interest margins, for the first quarter of 2010, apparently rose to 3.45 percent, from 3.41 percent in the final quarter of 2009. Meanwhile, fee income continued to accelerate by more than 20.0 percent, as experienced in the final quarter.

As of the end of March 2010, net loans of the Thai commercial banking system grew 3.51 percent over-year, compared to the 0.57-percent contraction at the end of 2009. This loan growth was likely aided by both business and consumer loans, with the latter receiving some support from accelerating demand in housing loans, prior to the expiration of the government's property stimulus measures at the end of May 2010. Meanwhile, deposits expanded at 0.10 percent over-year, a continuation of the 0.29-percent growth seen at the end of 2009. Net and gross non-performing loans declined to 2.79 percent and 5.01 percent, respectively, at the end of March 2010. Capital adequacy of the Thai banking system remained strong, with a CAR ratio beyond 15.0 percent.

Amid the improving economic conditions that led to higher loan demand from the private sector and reduced customer credit risk, Thai commercial banks have adopted a more aggressive business strategy in extending loans, in order to meet the previously-set yearly targets, which are quite ambitious. Competition for deposit products has also intensified, as can be witnessed from the variety of special deposit products and campaigns, with attractive interest rates, launched early in the quarter. These deposit products have not only aimed to secure liquidity for future loan extensions, they have also helped to maintain the customer base after many previous special deposit campaigns came due during the quarter, and enhanced competitiveness against other investment alternatives. These included insurance products and mutual funds, investing in South Korean bonds wherein a significant amount of them gradually came due and, therefore, caused asset management companies to urgently launch new products to maintain their customer base and market share.

Following the escalating political tension witnessed in the latter half of March 2010, commercial banks have become more proactive, in part by monitoring the situation more closely, as well as mapping out necessary preparations — including liquidity and business contingency plans,

---

[1] Complied from unaudited financial statements of 12 Thai commercial banks.

along with risk analyses and stress tests under different scenarios. These aforementioned efforts are to ensure that each commercial bank will be able to effectively handle unforeseen impacts from the political unrest. In addition, commercial banks have carefully monitored business operations and debt servicing ability of customers having high exposure to political risks, in order to assist them and, at the same time, allow commercial banks to adjust their business in accordance with the changing operating environment more efficiently and promptly.

❑ Regulatory Changes

Some important regulatory changes in the first quarter of 2010 that may affect KASIKORNBANK operations can be summarized, as below:

- **Written Clarification of Loan Application Rejection**

According to the notification of the Bank of Thailand (BoT) No. ThorPorTor. ForNorSor. (21) Wor.71/2553, issued on January 20, 2010, regarding the written clarification of loan application rejection, the BoT has asked all financial institutions to issue a written clarification of reasons and relevant details of loan rejection to an applicant. If a loan applicant asks for an explanation of loan application rejection and requests that the financial institutions return their documents submitted for loan application, the financial institution has to respond to those requests in a timely manner. This requirement came into effect on April 1, 2010.

This notification regards the practices of post-credit approval operations which require the financial institutions to set additional procedures for loan application rejection and the return of relevant documents to applicants. In fact, KASIKORNBANK has already put in place loan approval procedures that are in line with this regulation. Moreover, the Bank has already established procedures and guidelines for credit underwriting, as well as loan approval and rejection, which can be clearly stated to all customers. As a result, this notification has not affected the Bank's credit underwriting procedures and approvals.

- **Guidelines for Liquidity Risk Management Policy of Financial Institutions**

According to the notification of the BoT No. ThorPorThor. ForNorSor. (21) Wor.156/2553, issued on January 28, 2010, regarding guidelines for liquidity risk management policy of financial institutions, financial institutions are required to formulate their liquidity risk management policy, in compliance with the new principles of the "Basel Committee on Banking Supervision" issued in September 2008, in order to cope with developments of the financial market and new technologies, for both normal and stressed situations. For instance, the required policy should cover the complete identification of risks, intraday liquidity management and public disclosure of liquidity-related information of each financial institution. At present, this policy guideline is based on a qualitative

approach, but the BoT will revise its qualitative and quantitative principles when clearer standards are developed.

Regarding the impact of this policy guideline, it does not have a significant effect on the Bank, although its content is considerably changed from the prior BoT notification No. ThorPorThor. SorNorSor. 41/2551, issued on August 3, 2008, regarding liquidity risk management of financial institutions, which is currently in force. This is because the Bank has revised our procedures and strategies related to liquidity risk management, public information disclosure, as well as most qualitative principles, in compliance with the newly changed guidelines in the first quarter of 2010.

As for the quantitative principle of the liquidity risk management guidelines, the Bank is monitoring progress of such a principle, which will likely be issued by the BoT in the future. At the same time, we have initially proceeded with quantitative impact assessment, in response to the new principles of the "Basel Committee on Banking Supervision" issued in December 2009, so as to allow effective preparations and prompt adjustments of relevant procedures.

- **Relaxation of Regulations on Derivative Transactions linked to Foreign Exchange Rates**

According to the notification of the BoT No. ThorPorThor. PhorKorChor. (23) Wor.4/2553, issued on February 1, 2010, regarding the relaxation of regulations on derivative transactions linked to foreign exchange rates, commercial banks are allowed to discontinue or unwind positions of Baht-involving derivative transactions of any purpose — including foreign exchange hedging and estimation for financial derivative transactions — without asking for permission from BoT officials. So doing aims at increasing convenience for customers engaging in derivative transactions linked to Baht-related exchange rates, or financial indices calculated from Baht-related exchange rates. The BoT empowers commercial banks to verify the discontinuing or unwinding of derivative transactions involving the Baht, ensuring that customers do not have speculative purposes. In cases where margin compensation or payments are required, commercial banks and customers are allowed to proceed in the Baht only.

This notification helps enhance flexibility in risk management among commercial bank customers, particularly entrepreneurs, as they are allowed to unwind derivative transactions made with a bank, in order to effectively adjust their business operations amid tougher competitions in international trade and fast-changing business conditions. Nevertheless, this measure may increase foreign exchange volatility, causing these entrepreneurs to monitor market movements more closely. By and large, the Bank expects that this measure will cause entrepreneurs in every industry to realize the significance of sound protection from foreign exchange rate risks.

- **Regulations on Mutual Funds' Name and Investment Policy Formulation**

The Securities and Exchange Commission (SEC)'s issued notification No. KorLorTor. Nor. (Wor) 5/2553, dated February 10, 2010, regarding the details and the principles of naming mutual funds and formulating investment policy, as follows:

1) *Regarding a mutual fund's name*, it must reflect the main investment plan of the fund, without any content that may mislead investors. For example, if a mutual fund' s name emphasizes a particular investment type in any specific asset, the management company must invest at least 80 percent of the net asset value in that asset, in that accounting year. On the other hand, if a fund's name suggests that the management company is investing in two types of assets, the company must invest at least 40 percent of the net asset value in each of those two assets, in that accounting year.
2) *Regarding a mutual fund's investment policy formulation*, the management company should separate the policy for the main investment from the policy for other additional investment that aims at enhancing investment returns, or parking wealth in anticipation of better investment timing. On the part of additional investment, the management company may specify the investment scope to cover all assets that can be invested in or possessed. Moreover, the company shall reserve the right to add other types of assets that can be invested in, according to additional SEC notifications that may exist in the future.

This notification helps facilitate all management companies to have common guidelines of mutual fund' s names and investment policy formulation. This also reduces investor confusion, as well as providing basic information, in order to facilitate their investment decision-making. As for KASIKORN ASSET MANAGEMENT CO., LTD, this notification does not affect their business operations, because the company has already named all of its mutual funds products to clearly reflect their main investment policies, as well as separating the main investment policy from the other additional investment policy.

1.2 Direction of Business Operations

In the first quarter of 2010, KASIKORNBANKGROUP continued to place an emphasis on satisfying the diverse needs of both corporate and individual customers in all seven segments thoroughly and effectively, in tandem with maintaining the Bank's competitiveness amid tougher competition in the Thai commercial banking system, following a continued trend of improvement in the Thai and global economy. To achieve such an objective, the Bank has strived to differentiate our products and services. New innovations have been added to our existing products and services, in order to offer service solutions to all customers more thoroughly. In addition, the Bank has prioritized

adjustments of our operational procedures and development of relevant systems, in order to enhance the effectiveness and swiftness of our services. Meanwhile, our operational costs continue to be maintained at an appropriate level.

Our efforts have been resulted in the continuous growth of loans. Meanwhile, we have put emphasis on effective risk management, amid lingering economic and political uncertainty, which covers the close monitoring of all involved risks, setting risk management strategies that are in line with international guidelines and practices, as well as developing effective risk management policies, tools and procedures.

With our dedication in effectively responding to the diverse need of customers, along with ongoing efforts to improve support functions, procedures and efficiency of risk management, KASIKORNBANK has achieved a satisfactory degree of success in business operations, regarding both financial and quality targets in the area of corporate and retail businesses. This has been reflected in the marks of recognition awarded to us during the first quarter of 2010, from both domestic and foreign entities including:

Award for Successful Bank Innovations

- **Thailand ICT Excellence Awards 2009**, presented by the Thailand Management Association (TMA).

Awards for Foreign Exchange Services

- **The Most Active Bank in Thailand 2009**, **Best Foreign Currency Liquidity Providers in Thailand 2009** and **Best THB Interest Rates Contributors in Thailand 2009** awards, presented in the "Thomson Reuters FX Award 2010" ceremony, organized by Thomson Reuters.

Awards for Investment Banking Services

- **Best Domestic Investment Bank 2009** and **Best Debt House 2009** awards, presented by *The Asset* magazine.
- **Best Bond House 2009**, **Best Trade Finance Bank 2009** and **Best Cash Management Bank 2009** awards, presented by *FinanceAsia* magazine.
- **Best Local Currency Bond Deal of the Year in Southeast Asia** award, presented by *Alpha Southeast Asia* magazine
- **Best Market Contributor**, **Deal of the Year**, **Dealer of the Year** and **Best Bond House** awards, presented in the "ThaiBMA Best Bond Awards 2009" ceremony, organized by the Thai Bond Market Association.

Awards for SME Business

- **Best SME Bank** award, presented in the "Asset Triple A Awards Transaction Banking 2010", organized by *The Asset* magazine. KASIKORNBANK is apparently the first Thai commercial bank to receive this award.
- **Global Custodian Survey of Agent Banks in Emerging Market** (Domestic Top-Rated) award, based on a survey of local customer satisfaction conducted by *Global Custodian* magazine. KASIKORNBANK has received this award for three consecutive years.

Awards for Retail Business

- **Best Retail Bank in Thailand 2009** award, presented in the "Asian Banker Excellence in Retail Financial Service Awards 2010", organized by *The Asian Banker* journal.
- **Best Local Private Bank in Thailand 2009** award, presented by *Euromoney* magazine

In the first quarters of 2010, the Bank adhered to good corporate governance principles as a public company limited and a listed company in the Stock Exchange of Thailand (SET). In our 2010 Annual General Meeting (AGM) of Shareholders, the Bank followed the good corporate governance best practices in recognizing the legitimate rights of all shareholders, per the Statement of Corporate Governance Principles, in continuation from the previous year. The shareholders are allowed to submit issues for inclusion in the AGM agenda, propose qualified candidates for director election, and submit their questions for consideration prior to the AGM date. Relevant information and regulations have been disseminated via the information disclosure system of the SET, as well as the Bank's website.

2. Operating Performance and Financial Position Analysis

2.1 Operating Performance

For the first quarter of 2010, the Bank's consolidated statement of income included the performance of companies in the Muang Thai Group Holding Co., Ltd. (MTGH) for the entire quarter, following our additional investment in Muang Thai Life Assurance Company Limited ("MTL") by acquiring additional ordinary shares of the MTGH group on November 30, 2009. This was despite the inclusion of only one month of operating results of companies in the MTGH group in the Bank's consolidated statement of income for the fourth quarter of 2009.

Operating Performance for the First Quarter of 2010

(Units: Million Baht)

	Q1-2010	Q4-2009	Change		Q1-2009	Change	
			Million Baht	Percent		Million Baht	Percent
Income from interest and dividends	14,581	13,854	727	5.25	15,511	(930)	(6.00)
Interest expense	2,717	2,678	39	1.46	4,755	(2,038)	(42.86)
Net income from interest and dividends	11,864	11,176	688	6.16	10,756	1,108	10.30
Bad debts and doubtful accounts	105	1,594	(1,489)	(93.41)	1,376	(1,271)	(92.37)
Loss on debt restructuring	1,593	684	909	132.89	984	609	61.89
Non-interest income	13,568	9,023	4,545	50.37	5,671	7,897	139.25
Non-interest expense	16,972	12,707	4,265	33.56	8,600	8,372	97.35
Income tax expense	2,101	1,496	605	40.44	1,667	434	26.03
Operating profit (Before bad debts and doubtful accounts, loss on debt restructuring and income tax expense)	8,460	7,492	968	12.92	7,827	633	8.09
Net income	4,661	3,718	943	25.36	3,800	861	22.66
Net income attributable to:							
Equity holders of the Bank	4,364	3,668	696	18.99	3,800	564	14.85
Minority interest	297	50	247	494.00	-	297	-
Net Income	4,661	3,718	943	25.36	3,800	861	22.66

The Bank's consolidated net income for the first quarter of 2010 totaled Baht 4,364 million, increasing by Baht 696 million, or 18.99 percent, over the previous quarter. When compared to the first quarter of 2009, the Bank's consolidated net income rose by Baht 564 million, or 14.85 percent. The increase in net income was due primarily to increases in net interest and dividend income, as well as non-interest income. (The rise in non-interest income was mainly attributable to continued growth of fee and service income, as well as higher net premium written which was the result of consolidation of financial statements of companies in the MTGH group.) Additionally, the increase in

net income was due to lower allowances for bad debts and doubtful accounts. Meanwhile, the Bank's consolidated non-interest expense rose over-quarter and over-year, in light of underwriting expenses from life insurance business, as a result of the consolidation of MTGH.

Income Structure

(Units: Million Baht)

	Q1-2010	Q4-2009	Change		Q1-2009	Change	
			Million Baht	Percent		Million Baht	Percent
Interest and Dividend Income							
1. Loans	11,714	11,637	77	0.66	13,142	(1,428)	(10.87)
1.1 Loans	6,820	6,807	13	0.19	7,729	(909)	(11.76)
1.2 Overdrafts	2,882	2,834	48	1.69	2,803	79	2.82
1.3 Bills	2,012	1,996	16	0.80	2,610	(598)	(22.91)
2. Interbank and money market items	388	333	55	16.52	673	(285)	(42.35)
2.1 Deposits	12	12	-	-	5	7	140.00
2.2 Loans	376	321	55	17.13	668	(292)	(43.71)
3. Finance leases	690	667	23	3.45	609	81	13.30
4. Investments	1,789	1,217	572	47.00	1,087	702	64.58
Total Interest and Dividend Income	**14,581**	**13,854**	**727**	**5.25**	**15,511**	**(930)**	**(6.00)**
Total Interest expense	**2,717**	**2,678**	**39**	**1.46**	**4,755**	**(2,038)**	**(42.86)**
Net Interest and Dividend Income	**11,864**	**11,176**	**688**	**6.16**	**10,756**	**1,108**	**10.30**
Non-Interest Income							
1. Fee and service income							
1.1 Acceptances, avals, and guarantees	374	338	36	10.65	318	56	17.61
1.2 Others	4,833	5,051	(218)	(4.32)	3,910	923	23.61
2. Gains on exchange	855	834	21	2.52	1,129	(274)	(24.27)
3. Net premium written	6,929	2,193	4,736	215.96	-	6,929	100.00
4. Other income	577	607	(30)	(4.94)	314	263	83.76
Total Non-Interest Income	**13,568**	**9,023**	**4,545**	**50.37**	**5,671**	**7,897**	**139.25**
Total Income	25,432	20,199	5,233	25.91	16,427	9,005	54.82
% Non Interest Income Ratio	53.35	44.67			34.52		

❑ Net Income from Interest and Dividends

The Bank's consolidated net interest and dividend income for the first quarter of 2010 increased over the previous quarter, as a consequence of a rise in interest and dividend income – in tandem with gains in interest income from investments, which came largely from return on investments in government bonds by MTL. Meanwhile, our consolidated interest expense rose over-quarter, due mainly to a Baht 106 million increase in interest expense from interbank and money

market items, equivalent to a 44.73-percent growth, in light of higher average volume of private repurchase transactions during the quarter. This led our net interest margins to equal 3.66 percent for the first quarter of 2010, close to those of the preceding quarter.

When compared to the same quarter of 2009, our consolidated interest and dividend income fell, owing mainly to a drop in interest income from loans following lower average lending rates. Meanwhile, interest expense decreased, largely attributable to a high base of comparison in deposit costs following the offering of special deposit products late in 2008. Our net interest margins for the first quarter of 2010 also stayed close to those of the first quarter of 2009.

❑ Non-Interest Income

The Bank's consolidated non-interest income for the first quarter of 2010 increased over-quarter and over-year, due mainly to higher net premium written from MTL, which was resulted from consolidation of financial statements of companies in the MTGH group. Excluding this factor, our non-interest income continued to grow. Major attributors were seen from a Baht 216 million increase in the fee and service income, equivalent to a 3.88-percent rise over the previous quarter, particularly fees from sales of products and financial services, such as bancassurance and card business. When compared to the same quarter of 2009, the fee and service income rose by Baht 1,506 million, or 35.62 percent, owing mainly to fees from sales of products and financial services, as well as loan-related transactions in tandem with higher loan volume.

❑ Non-Interest Expense

The Bank's consolidated non-interest expense for the first quarter of 2010 totaled Baht 16,972 million, up by Baht 4,265 million, or 33.56 percent over-quarter, and increasing by Baht 8,372 million, or 97.35 percent over-year. This was mainly the result of higher underwriting expenses in insurance business, following the consolidation of financial statements of companies in MTGH. Consequently, our efficiency ratio equaled 66.73 percent. Without the consolidation of MTGH, the ratio was 56.83 percent, dropping from the previous quarter, mainly attributable to lower advertising and marketing expenses. However, the ratio rose over-year, largely due to higher expenditures following our Channel Expansion and Enhancement projects, as well as an increase in advertising expenses.

❑ Bad Debts and Doubtful Accounts, and Loss on Debt Restructuring

For the first quarter of 2010, the Bank and our subsidiaries set aside allowances for bad debts and doubtful accounts, as well as incurred losses on debt restructuring, totaling Baht 1,698 million, falling by Baht 580 million, or 25.46 percent, over the previous quarter. This was mainly in response to the economic recovery.

2.2 Financial Position Analysis

Assets and Liabilities Structure


Units: Million Baht
1,500,000
1,200,000
900,000
600,000
300,000
0
5%
2%
5%
19%
69%
4%
6%
80%
5%
2%
6%
19%
68%
4%
4%
8%
79%
Dec. 31, 2009
Mar. 31, 2010
Loans and accrued interest receivables
Investments
Interbank and money market items (asset)
Cash
Other assets
Deposits
Borrowings
Interbank and money market items (liability)
Life policy reserves
Other liabilities

❑ Assets

As of March 31, 2010, the Bank's consolidated assets totaled Baht 1,422,290 million, increasing by Baht 63,758 million, or 4.69 percent, over the end of 2009. The increase was mainly attributable to increases in interbank and money market items, loans, and net investments, as follows:

- Interbank and money market items (asset), at the end of March 2010, amounted to Baht 91,637 million, growing by Baht 28,253 million, or 44.57 percent, over the end of 2009. This was as a result of the Bank's liquidity management.

- The Bank's consolidated loans, at the end of March 2010, totaled Baht 962,646 million, up by Baht 19,268 million, or 2.04 percent, over the end of 2009, due primarily to increases in commercial and housing loans.

  Meanwhile, our net non-performing loans[2] (Net NPLs) ratio to total loans, at the end of March 2010, was at 1.77 percent, down from 1.91 percent at the end of 2009. Similarly, the gross NPL ratio to total loans equaled 3.51 percent at the end of March 2010, falling from 3.76 percent at the end of 2009. Such NPL decreases were mainly the result of loan extension and a decline in bad debts.

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[2] Details of non-performing loans are shown in the "Non-Performing Loans and Debt Restructuring" of the "Credit Risk Management" section.

- Net investments, at the end of March 2010, equaled Baht 272,101 million, rising by Baht 17,117 million, or 6.71 percent, over the end of 2009, largely a result of investments in government bonds.

Investments



Units: Million Baht
280,000
240,000
200,000
160,000
120,000
80,000
40,000
0
11,359
12,864
14,697
216,064
7,896
11,383
17,271
235,551
Dec. 31, 2009
Mar. 31, 2010
Equity Securities
Foreign Debt Instruments
Private Enterprise Debt Instruments
Government and State Enterprise Securities

Liabilities and Equity

The consolidated liabilities of the Bank, at the end of March 2010, totaled Baht 1,284,712 million, increasing by Baht 58,136 million, or 4.74 percent, over the end of 2009. Consolidated liabilities that had changed significantly relative to the previous quarter included:

- Deposits, at the end of March 2010, amounted to Baht 1,007,936 million, growing by Baht 32,444 million, or 3.33 percent, over the end of 2009. This was mainly due to increased savings and fixed-term deposits.
- Borrowing, at the end of March 2010, was at Baht 98,707 million, up by Baht 19,736 million, or 24.99 percent, over the end of 2009. This was due largely to our bills of exchange offering.
- Life policy reserves, at the end of March 2010, equaled Baht 63,875 million, rising by Baht 3,961 million, or 6.61 percent, over the end of 2009, mainly attributable to MTL transactions from life insurance business.
- Interbank and money market items (liabilities), at the end of March 2010, amounted to Baht 43,577 million, dropping by Baht 3,408 million, or 7.25 percent, from the end of 2009. This was mainly a result of decreases in private repurchase transactions.

At the end of March 2010, total equity attributable to equity holders of the Bank equaled Baht 128,172 million, increasing by Baht 5,106 million, or 4.15 percent, over the end of 2009. This increase was the result of a Baht 4,364 million net operating income for the first quarter of 2010.

❑ Relationship Between Sources and Uses of Funds

At the end of March 2010, the funding structure as shown in the consolidated financial statement comprised Baht 1,284,712 million in liabilities, and Baht 128,172 million in total equity attributable to equity holders of the Bank, resulting in a debt-to-equity ratio of 10.02. The major source of funds on the liabilities side was deposits, which equaled Baht 1,007,936 million, or 71.34 percent of the total. Other sources of funds included interbank and money market items, plus borrowing, which accounted for 3.08 percent and 6.99 percent of the total, respectively.

The Bank and subsidiaries' major use of funds was loans. At the end of March 2010, loans amounted to Baht 962,646 million, resulting in a loan-to-deposit ratio of 95.51 percent. As for the remaining liquidity, the Bank invested it in various selections of liquid assets, such as interbank and money market items, and investments in securities.

2.3 KASIKORNBANK's Loans and Deposits

❑ Loans Classified by Business and Product Groups

KASIKORNBANK's Loans Classified by Business and Product Groups*

(Units: Million Baht)

	Mar. 31, 2010			Dec. 31, 2009		
	Corporate Business	SME Business	Retail Business	Corporate Business	SME Business	Retail Business
Loans	**287,507**	**365,979**	**172,236**	**284,405**	**363,297**	**164,249**
Domestic credit loans	209,167	342,479		212,607	340,666	
Trade finance loans	73,762	23,500		68,638	22,631	
BIBF loans	4,578			3,160		
Housing loans			137,270			126,708
Credit card loans			23,258			27,021
Consumer loans			11,708			10,520

Note: * Excluding non-performing loans and other loans, such as those to subsidiary companies and others, as well as being revised to reflect regrouped customers.

Regarding the Bank's loans classified by business and product groups, over-quarter growth was witnessed across businesses. Corporate Business loans apparently rose by Baht 3,102 million,

or 1.09 percent, over the end of 2009, due mainly to increased trade finance loans, particularly from hotels and food outlets, as well as jewelry and ornament businesses. Meanwhile, SME Business loans experienced over-quarter growth of Baht 2,682 million, or 0.74 percent, which was mainly attributable to increased domestic credit loans seen particularly in commerce, electrical appliances and electronic parts, chemicals and medical supplies. Following this was an increase in trade finance loans from hotels and food outlets, along with jewelry and ornament businesses. Our Retail Business loans also reported over-quarter growth of Baht 7,987 million, or 4.86 percent, over the end of 2009, with housing and personal loans showing the best performance in terms of volume and growth, respectively.

❑ **Deposits Classified by Type of Deposit Accounts**

KASIKORNBANK's Deposits*

(Units: Million Baht)

	Percent of Total Deposits	Deposits		Change	
		Mar. 31, 2010	Dec. 31, 2009	Million Baht	Percent
Total Deposits	**100.0(**	**1,010,200**	**978,064**	**32,136**	**3.29**
Current accounts	5.44	54,918	55,613	(695)	(1.25)
Savings accounts	58.67	592,721	539,341	53,380	9.90
Fixed-term deposit accounts	35.89	362,561	383,110	(20,549)	(5.36)

Note: * Excluding deposits of subsidiary companies.

At the end of March 2010, total deposits — comprising deposits of our Corporate, SME and Retail Business customers — had increased by Baht 32,136 million, or 3.29 percent, over the end of 2009. This was due mainly to increases in savings deposits, which overshadowed a decline in other types of deposits, led by fixed-term deposit accounts that reached their maturity, wherein the Bank has offered other investment alternatives carrying attractive returns to customers in place of the matured deposits.

2.4 Treasury Operations

In the first quarter of 2010, the domestic and global economies have shown more evident signs of recovery, due mainly to ultra-eased monetary and fiscal policies pursued continually in many countries. However, the pace of recovery in different regions remained uneven, thereby inducing high volatility in global financial markets. Amid such a business environment, the Bank has analyzed, prepared, and adopted proper strategies for our liquidity and interest rate risk management. So doing has also involved efficient preparations for potential impacts from domestic political uncertainty, plus the possibility that the BoT might shift their policy rate to a more neutral stance in the future.

Treasury Operations Income

(Units: Million Baht)

Income Structure of Treasury Operations (Banking Book)	Percent of Total Income	Q1-2010	Q4-2009	Change	
				Million Baht	Percent
Interest and Dividend Income *					
Interbank and money market items **	25.10	377	335	42	12.58
Investments	74.90	1,125	901	224	24.88
Total	100.00	1,502	1,236	266	21.54

Note: * The figures above are managerial figures.

** Including loans.

In the first quarter of 2010, we earned total interest and dividend income of Baht 1,502 million from our treasury operations (banking book), increasing by Baht 266 million, or 21.54 percent over the final quarter of 2009. This was due mainly to higher dividend income from special items, as well as an increase in liquidity when compared to the previous quarter.

2.5 Capital Requirements and Credit Ratings

❑ Capital Funds

As of March 31, 2010, the Bank had capital funds of Baht 153,279 million, consisting of Baht 102,962 million in Tier-1 capital, and Baht 50,317 million in Tier-2 capital. The capital adequacy ratio of the Bank was 15.03 percent, significantly above the BoT's minimum requirement of 8.50 percent. Details of the capital adequacy ratio of the Bank are shown in the following table:

Capital Adequacy Ratio*

(Units: Percent)

Capital Adequacy Ratio	Mar. 31, 2010	Dec. 31, 2009	Sep. 30, 2009	Jun. 30, 2009	Mar. 31, 2009
Tier-1 Capital Ratio	10.09	10.25	10.90	10.39	10.17
Tier-2 Capital Ratio	4.94	4.94	5.42	5.52	5.46
Capital Adequacy Ratio	15.03	15.19	16.32	15.91	15.63

Note: * These ratios do not include the net profits of each accounting period. According to BoT regulations, the net profit of the first half of the year shall be included in the institution's capital after approval by the Bank's Board of Directors. The net profit for the second half of the year shall be included in that capital after approval by a General Meeting of Shareholders. However, if there is a net loss, the loss must be deducted from capital immediately.

Capital Adequacy Ratio

(Including the net profit of each accounting period)

(Units: Percent)

Capital Adequacy Ratio	Mar. 31, 2010	Dec. 31, 2009	Sep. 30, 2009	Jun. 30, 2009	Mar. 31, 2009
Tier-1 Capital Ratio	11.16	10.94	11.24	11.08	11.29
Tier-2 Capital Ratio	4.93	4.93	5.40	5.52	5.45
Capital Adequacy Ratio	16.09	15.87	16.64	16.60	16.74

❑ Credit Ratings

At the end of March 2010, the Bank's credit rating given by Moody's Investors Service, Standard & Poor's, and Fitch Ratings remained unchanged from the end of 2009. Details are shown in the following table:

KASIKORNBANK Credit Ratings

Credit Ratings Agency	March 31, 2010
Moody's Investors Service **	
Foreign Currency	
Outlook	Negative
Long-term - Debt	n.a.*
- Deposit	Baa1
Short-term - Debt/Deposit	P-2
Subordinated Debt	Baa1
Bank Financial Strength Rating (BFSR)	D+
Outlook for BFSR	Stable
Domestic Currency	
Outlook	Stable
Long-term - Deposit	A3
Short-term - Debt/Deposit	P-1
Standard & Poor's **	
Global Scale Ratings	
Outlook	Stable
Long-term - Debt/Certificate of Deposit	BBB
Short-term - Debt/Certificate of Deposit	A-2
Subordinated Debt (Foreign Currency)	BBB-
Bank Fundamental Strength Rating (BFSR) (Local Currency)	C
ASEAN Regional Scale Ratings	
Long-term - Debt/Certificate of Deposit	axA
Short-term - Debt/Certificate of Deposit	axA-1

Credit Ratings Agency	March 31, 2010
Fitch Ratings **	
International Credit Ratings (Foreign Currency)	
Outlook	Stable
Long-term Issuer Default Rating	BBB+
Short-term Issuer Default Rating	F2
Subordinated Debt	BBB
Individual	C
Support	2
National Credit Ratings	
Outlook	Stable
Long-term	AA(tha)
Short-term	F1+(tha)
Subordinated Debt	AA-(tha)

Note: * Moody's Investors Service does not assign ratings to the Bank's long-term debt.

** The base levels for investment grade on long-term credit ratings for Moody's Investors Service, Standard & Poor's, and Fitch Ratings are Baa3, BBB- and BBB-, respectively. For short-term credit ratings, the base levels for investment grade as viewed by these three agencies are P-3, A-3, and F3, respectively.

3. Operations of Core Businesses

3.1 Business Overview

In the first quarter of 2010, recovery of the Thai economy became more apparent, particularly in exports, private consumption and investment, while inflationary risk remained tame. Nevertheless, the country's intense political conflict has dampened the confidence of both business and household sectors, likely affecting the Bank's business in various dimensions, such as a possible deterioration in demand for loans and in debt servicing ability among businesses hurt by mass demonstrations.

Amid such economic circumstances, KASIKORNBANKGROUP strives to provide support to our customers' business operations, and meet each customer segment's specific needs in both financial and non-financial services. Our development of note is an extension of our "Customer-Centric" business philosophy to cover business partners of our existing customers under the same value chains. Moreover, in-depth studies have been conducted, allowing us to gain a better understanding of SME customer behaviors, characteristics and needs of loan products in different dimensions. So doing helps enhance our capability to introduce product solution packages, offering our customers complete, innovative solutions in financial products and services.

Regarding our risk management, we have revised our business operations to better align with the changing economic conditions. As for customers affected by the political uncertainty, we have closely monitored their business operations, along with providing them some necessary assistance. All of the aforementioned efforts have been reflected in our key business operations in the dimensions of customer segments, product domains and main distribution channels as follows:

3.2 Customer Segments

- **Multi-Corporate Business**

  KASIKORNBANKGROUP has adopted more proactive business strategies to better cope with the changing operating environment and to complement our existing "Customer-Centric" business philosophy by expanding our target customers to cover business partners of our existing customers. So doing also enables us to develop and offer more comprehensive financial products and services. At the same time, value-added benefits are provided to businesses of our customers and their business partners under the Ultimate Value Chain Solution, which helps us to attain our desired market position.

  Additionally, in 2010, the Bank has placed more emphasis on customers in the energy sector. Focus has been on corporate finance services for the electricity generation business, with an aim of being a market leader in serving as a lead arranger of project finance, and enhancing our expertise in the alternative energy business, particularly through

knowledge-based support in alternative energy to KGroup customers. As a result of our efforts in striving to thoroughly understand the nature of this industry, business characteristics and customer needs, the Bank has been entrusted by many customers, including the Ministry of Energy, to be their lead arranger, as well as their provider of financial services.

- **Large Corporate Business**

The Large Corporate Business segment typically experiences rapid changes in business and intense competition. With our commitment to help enhance value-added benefits for customers' businesses, we have placed an emphasis on responding to their business needs by providing appropriate financial and non-financial solutions in a timely manner, which helps our customers to run their businesses smoothly and efficiently. Our Relationship Managers (RMs) having in-depth knowledge of each customer's business are always on hand to provide recommendations and useful financial advisory services to their customers. In addition, we have invented, developed and offered customized financial products and services that effectively meet the diverse needs of our customers in different perspectives and industries. To strengthen relationships with customers and build their relevant knowledge, the Bank's RMs regularly visit their customers, while seminars have been arranged under the "K-Corporate Synergy" program to provide useful knowledge related to sustainable family-run business management for customers, mainly management officers or business owners. The Bank has also improved our internal management procedures for increased efficiency in providing total financial service solutions.

- **Medium Business**

Affected by the economic downturn, as evidenced from deteriorating consumer confidence and spending, amid the domestic political tension in the first quarter of 2010, SME entrepreneurs had to adjust and pursue more cautious business operations. The Bank, therefore, highlighted our strategy of offering financial product and service innovations that completely meet customers' business needs, especially in the form of a product solution package, such as "SME Customer Solution". We continued to provide knowledge-based support to our customers under the "K SME Care" project, through arrangement of activities that help enhance business knowledge and networks in both public and private sectors. Our customers not only see their business channels broadened, but are also able to grow business opportunities in the future. Major activities included "K SME Care Knowledge Week" and the "K SME Care Green Biz Matching" forum, encouraging our customers to adopt the 'Green Economy' business concept.

- **Small and Micro Business**

To better understand the nature of businesses in this customer segment, the Bank has conducted studies of their behaviors and demand for loans in different dimensions. As a result, in the first quarter of 2010, the Bank launched an array of products and sales promotional campaigns specially catering to this segment, such as "Credit to Non Credit", "Increase O/D for Empowering Business", "Refinance 0% 2 Months", "K-SMEs Buffet Package 2010" and "K-SME BizCard". In addition to the launch of the sales promotional campaigns, the Bank staged seminars to equip our customers with business management and marketing knowledge, which were well received among attendants.

- **THE WISDOM Segment**

The Bank has renamed the "Signature" service to be "THE WISDOM" service, effective since January 1, 2010. In this regard, we have adjusted qualifications for THE WISDOM customers, wherein each of them must have deposits and average investment of at least Baht 10 million with KGroup, while these customers are entitled for improved services and privileges offered by us. Determined to become a leader in the high-end consumer market segment and to improve levels of customer service satisfaction, we have developed strategies to expand our customer base, covering both new and existing customers. For new customers with business potential, we have utilized cooperation among various business divisions of the Bank and other companies in KGroup, while for existing clients, we have adopted a strategy to upgrade our Middle Income customers with potential to THE WISDOM segment through the offering of special sales promotional campaigns to promote target customers' investments in mutual funds, fixed-term deposits and life insurance products. These campaigns have apparently received a warm welcome from customers, as evidenced from increasing customers' product holding and higher fee-based income of the Bank. We also organized a "Wealth Avenue Forum" on March 23, 2010, to equip our customers with knowledge relevant to new investment trends and opportunities, as well as to strengthen ties between existing customers and our KGroup staff. To enhance customer convenience, customers participating in this forum were also encouraged to purchase unit trusts of mutual funds via THE WISDOM card of the Bank.

- **Middle Income Segment**

The Bank continues to put an emphasis on improving satisfaction of our Middle Income customers, in order to increase the number of customers and sales volume of our financial products. To achieve such objectives, we have, for instance, offered "K-Salary Benefits" — which were jointly developed by various business divisions of the Bank to offer special benefits to customers using our payroll services. This campaign aims at meeting the needs of both business owners and their employees, especially in high-growth industries with a large number of Middle Income clients. In cooperation with our business partners, the Bank has launched various marketing campaigns to offer an integrated customer experience, covering both financial and non-financial needs with superior quality of services. This helps differentiate our services from those of our peers, allowing us to become the 'Bank of Choice' for more customers.

- **Mass Segment**

The Bank has adhered to our goal of being the main bank for customers in the Mass segment with potential to be upgraded to the Middle Income segment in the future, especially those among university students. To this end, we have emphasized our strategy to increase our fee-based income and reduce costs of services through the launch of marketing promotional activities, aimed at encouraging our customers to conduct financial transactions via the Bank's electronic channels. We have also communicated more with our customers via social media, such as KBank Live on Facebook. As a way to increase the number of new customers and financial products via cross-selling, the Bank organized marketing campaigns to promote the use of debit card products that offer both functional and emotional benefits under the "K-My Debit Card: Valentine" program in February 2010. New debit card applicants joining this program were entitled to receive an additional debit card free of charge. Moreover, KBank joined hands with GMM Thai Hub Co., Ltd. (GTH) to launch "GTH is me" by KBank – a debit card for movie lovers with special features that enable cardholders to design their own cards on a website by selecting pictures of actors or actresses from GTH movies to put on the cards.

3.3 Product Domains and Sales Channels

3.3.1 Product Domains

In the first quarter of 2010, the Bank not only offered new products and services, but also developed them to better serve the needs of our customers. Furthermore, we have enhanced efficiency of our working process and operations, and continuously launched sales

and marketing promotional programs. In this regard, our efforts of note can be classified into four domains, namely Operation & Transaction, Saving & Investing, Funding & Borrowing, and Protection & Information.

- **Operation & Transaction**

	Details
New Products and Services	• *Cargo e-Payment* features e-payment services for warehouse handling charges for importers, airline agencies, or freight forwarders with Thai Airways International Plc. via auto debit, aiming to help customers discharge their cargo more swiftly and enhance their business operation efficiency. • *Payroll Service Solution* offers payroll management for our corporate clients in different dimensions. The service — launched on February 25, 2010 — is aimed at reducing costs in human resource management, while increasing business operation efficiency for our target customers, particularly Small and Micro Business customers. The Bank also customized the service to better meet the needs of our Multi-Corporate and Large Corporate Business customers. • *'GTH is me' by KBank Debit Card*: KBank joined hands with GMM Thai Hub Co., Ltd. (GTH), a movie production company, in launching this debit card on February 24, 2010, to attract the new generation of Thai movie lovers.
Product and Service Enhancement	• *International Funds Transfer:* In cooperation with JP Morgan Chase Bank, we developed a USD-denominated funds transfer service to designated banks in China within one day, as part of our effort to provide risk management services for international trade transactions and greater convenience for our customers who have trading partners in China. • *Business development of card-accepting merchants:* To boost our competitiveness, the Bank is in the process of developing the Dynamic Currency Conversion system to accommodate multi-currency payment in up to 35 currencies. The system is expected to be implemented in the second quarter of 2010. • *K-SMEs Buffet Package 2010*: The Bank developed the "K-SMEs Buffet Package 2010" program, which offered SME customers a special monthly fee program for specified financial transactions under as many as five different sets of pricing, fitting the different needs of each customer.
Process and Operational Enhancement	• *Mutual fund supervisory service*: The Bank continued to develop our mutual fund supervisory services, while strengthening our service network in international markets to ensure the highest efficiency in accommodating demands of our customers, especially asset management companies seeking to invest abroad. As a result, we were able to

	Details
	maintain our leadership in this service.
Sales and Marketing Promotional Programs	• *Marketing activities for retail customers*: The Bank organized marketing campaigns to promote the use of debit card products under the "K-My Debit Card: Valentine" program, wherein new debit card applications submitted in February 2010 were entitled to receive an additional debit card free of charge. To promote the use of the K-Max Debit Card, we also launched more marketing media and special sales promotional programs, including revision of annual fees for card applications submitted from January 16 to March 15, 2010. Marketing promotional activities were also staged during March 1-May 31, 2010, to encourage customers to use our K-ATM, K-MOBILE BANKING and K-Cyber Banking for mobile top-up. • *Marketing activities for card-accepting merchants*: The Bank launched sales promotional activities for new merchants applying for the Bank's EDC services during January to April 2010. Eligible merchants with card acceptance value meeting the required level are entitled to receive a gift voucher offered by the Bank. The program has so far been well-received by our customers. • *New marketing activities for SME customers*: We launched the "Convenient SME Account -Strong Business" program, wherein customers are entitled to receive special privileges when conducting transactions under the established conditions and applying for our Transaction Alert services.

- Saving & Investing

	Details
New Products and Services	• *Introduction of Bond Put Note:* This new product offers yields higher than market rate. Upon maturity of the note, the Bank has an option to repay investors in cash in the established amount, or in government bonds with maturities, face value and strike price as earlier agreed in accordance with the contract. Due to its high-risk characteristics, investors may face losses incurred from the mark-to-market pricing assessment of the bonds. The product is therefore suitable for institutional investors with investment expertise. For individual investors, we offered after-sale services, especially for those who want to switch to a fixed-interest rate regime from floating rates. • *New fixed-term deposit products* include "Fixed Deposit 5-5-5 with Pro Education", which bundles the products of a five-month fixed-term deposit account — with an interest rate of five percent p.a., and a minimum deposit of Baht 10,000 up to five times the insurance premium — and 'Pro Education' life insurance for children's education. Other new products

	Details
	were also introduced to replace deposit products that came due. These products included "Fixed Deposit Special 4 Months", plus deposits under seasonal promotional programs, such as "New Year's Taweesup Deposit to Earn Taweesuk (Enhanced Happiness)" and "Fixed Deposit 6 Months with Special Interest Rate to Celebrate the Chinese New Year". ● *New fund issuances:* The Bank, in cooperation with KAsset, issued a variety of 39 new funds in the first quarter of 2010, most of which invested in South Korean bonds, to replace the funds that came to due. In addition, two new funds investing in debentures of Thailand's leading firms were offered, including "K Fixed Income 38 Months A Fund" and "K Fixed Income 39 Months A Fund". For the remaining funds, their investment policies mainly focused on domestic and foreign bonds with acceptable risk appetites.
Sales and Marketing Promotional Programs	● *Sales promotions for mutual funds:* In cooperation with KAsset, fees were reduced for purchase/sale of investment units under K-GOLD Fund and K-OIL Fund, as well as management fees of K-GOLD Fund and K GOLD RMF, with the purpose of reducing investors' costs, enhancing the Bank's competitiveness and showcasing our leadership in these kinds of funds. In addition, investors holding THE WISDOM credit card of KBank were allowed to purchase K-GOLD Fund investment units using their credit cards in the "Wealth Avenue Forum", so as to promote card usage and introduce K-GOLD Fund to THE WISDOM card holders.

- Funding & Borrowing

	Details
New Products and Services	● *The SMEs Loan of Your Choice* is a service that enhances management flexibility of entrepreneurs and offers choices for liquidity management that are consistent with their business positions. Customers are able to choose the types of repayment, and to convert the repaid amount into working capital. ● *Customer Solution* provides a discount of service fees to customers conducting transactions through the electronic channels, or through Bank branches, based on specified conditions. These services include information alerts via e-mail, payroll services via Bank branches, special cheque collection, inter-bank fund transfers via the BAHTNET system, as well as fund transfer to KBank accounts via KBank counters. Customer Solution helps enhance our customers' business flexibility through savings in time and costs, while customers are ensured of service security, based upon our secured network and database systems in line with international standards. ● *THE WISDOM and THE PREMIER credit cards* were introduced to enlarge the Bank's

	Details
	base of customers in the premium class. These cards were issued to target customers according to their qualifications in terms of deposit and investment. Customers can enjoy special privileges that come with each card.
Product and Service Enhancement	• *Funding arrangement services:* As part of our corporate finance services, we have provided funding arrangement services for customers via debentures, short-term B/E and syndicated loans, in addition to financial advisory services. A number of customers have entrusted the Bank with the underwriting of their debentures. We also offered syndicated loans to customers in major industries, including transportation, energy and public utilities, petrochemical and chemical products, finance and securities, real estate, as well as agri-business. The main objective of the financing is to support customers' business operations and expansion, as well as loan repayments. • *Development of pricing tools for corporate customers:* This tool developed by the Bank allows us to set pricing that reflects relevant risks of customers more accurately, by taking into account such factors as the Bank's operating costs, customer risk, selected product types, and collateral value. The Bank has already implemented this tool with the Multi-Corporate and Large Corporate Business segments, while planning to expand its scope to cover other customer segments in the future.
Sales and Marketing Promotional Programs	• *Marketing activities for housing loan with Bank's allies:* The Bank, in cooperation with Sansiri Plc., has launched a new program to stimulate credit volume and increase market share – the "Super Jaew" home loan. This campaign offers special financial conditions and four other privileges in car service ("Super Car"), tourism service ("Super Fast Track"), as well as advisory services related to home and financial matters ("Super Home Innovation Advisory" and "Super Financial Advisory"). This program follows the successful first program launched in 2009, the "K-Home Loan Plus Home Decoration & Travel Package" program, and emphasizes the Bank's policy of expanding our base of high-quality customers. In addition, the Bank organized other activities with our allies, such as booth arrangement and participation in various marketing events to provide special discounts and privileges for the Bank's housing loan customers who are also members of the K Home Smiles Club. As a result, the volume of new housing loans extended during the first quarter of 2010 was twice the original target, and achieved a 200-percent growth compared to the same period of 2009. • *Marketing activities for unsecured personal loan:* The Bank continued to offer K-Express Cash under the "K-Express Cash – Relaunch" program across all target customer segments, ranging from proprietors to individual customers, who applied for the service

	Details
	within the promotion period. In order to stand out in the market, a special zero-percent interest rate for three years has been offered for the amount of loans exceeding 70 percent of the approved limit. Additionally, the Bank has launched the "Combined Application for K-Credit Card and K-Express Cash" program, incorporating the application forms and other related documents for the two products in a single set, to provide added convenience for those interested in both products. ● *Marketing activities for credit card loan and spending:* The Bank has emphasized the creation of brand awareness through mass media, in order to publicize information to a wide range of target groups. So doing should encourage cardholders to realize the significance and the privileges of each type of card, thereby promoting greater spending volume. These activities have been staged in addition to many special privileges given to customers participating in activities at expos arranged by KBank and our allies. Meanwhile, special benefits were continually offered to Carrefour customers using KBank payroll services and applying for our personal loan products under the "Carrefour-KBank Personal Loan for Better Life" campaign. This campaign has been continued from the previous year, following the high customer participation rate. ● *Marketing activities for SME loans*: The Bank has joined with Workpoint Entertainment Pcl. to produce the "SMEs Tee Tak" TV show, in order to support SME businesses during their start-up stage through the provision of complete business guidelines. In addition, the Bank has collaborated with the Office of Small and Medium Enterprise Promotion (OSMEP), and College of Management, Mahidol University, to give awards based on five categories to role-model entrepreneurs selected from SME firms nationwide. The award categories include: 1) Best SMEs Applying Self-Sufficient Economy in their Business Operation; 2) Best Branding; 3) Best Innovation; 4) Best CSR; and 5) Best Business Owner. Each award category is divided into three levels, including Platinum, Gold and Silver. Furthermore, the Bank has introduced other sales promotions under many campaigns, aimed at spurring loan growth, expanding the cardholder base of the K-SME Bizcard, as well as increasing the number of K-SME All-in-1 Account applicants.

- Protection & Information

	Details
New Products and Services	● *"Fixed Deposit 5-5-5 with Pro Education"* bundles two products: the Pro Education life insurance product with savings plan — wherein policy returns will be paid in accordance with the education needs of policyholders' children — and a five-month fixed-term deposit

	Details
	product carrying a five-percent interest rate p.a. under a minimum deposit amount of Baht 10,000 or up to five times the insurance premium. • *Perfect Business Guarantee* provides protection for L/I line, catering to our SME customers. This product provides a minimum sum insured of Baht 500,000, and customers are required to pay a single premium for up to three years of coverage, according to the specified conditions. Meanwhile, the Bank continues to put emphasis on equipping our sales representative teams with knowledge about types of insurance and sales techniques, while the sales teams have been encouraged to have life and non-life insurance licenses to strengthen their capability and readiness for market expansion.
Product and Service Enhancement	• *Insurance Product Enhancement:* The Bank has expanded our insurance services to cover a broader range of businesses, and increased the maximum sum insured for our Perfect Business Functions product, in order to increase selling opportunities for our sales forces. • *Risk management products for foreign exchange, interest rate and commodity price risks*: Regarding foreign exchange risk management products, the Bank launched many new types of the Options to increase risk management tools for customers. So doing also helps enhance the Bank's competitiveness in this market, allowing us to enjoy higher fee income from risk management products. Besides this effort, we have expanded the "Night Shift" after-hours service for risk protection transactions, wherein foreign exchange transactions are allowed until 11.00 p.m. of every business day. Meanwhile, the Bank is Thailand's first commercial bank to provide risk management products for Yuan-denominated transactions. Regarding interest rate risk management products, we continue to see high demand for our interest rate swap products from Baht-denominated loan customers who prefer to switch from the currently fixed interest rates to floating interest rates linked to the MLR, or FD. So doing reflects their intent to reduce borrowing costs, after they become convinced that neither the MLR nor FD would record a drastic increase in the next few years. Meanwhile, another group of customers sought swap products to switch from floating to fixed interest rates, in order to reduce their interest rate risks after the Ministry of Finance and the BoT sent strong signals supporting the possibility of policy rate hikes by year-end. In addition, the Bank continued to conduct transactions of cross-currency swap products, especially asset swap, to hedge against volatility in foreign exchange and interest rates in investment in foreign securities, albeit with a thinner volume of transactions.

	Details
	Regarding risk management products for commodity prices, consumers and producers in the energy and metals industries continued to drive demand for our risk management products, aiming at locking in low prices of raw material purchased for long-term use, and selling prices of inventory for improved revenue management.

3.3.2 Sales and Service Channels

In addition to expansion of branches, financial service centers, as well as electronic banking services and machines during the first quarter of 2010, we continued to enhance service and operational efficiency of our major sales and service channels. Developments of note are highlighted as follows:

Sales and Service Channels

Major Sales and Service Channels	Number of Locations	
	Mar. 31, 2010	Dec. 31, 2009
Branch Network	784	782
Foreign Exchange Booths	97	92
International Trade Service Offices	60	60
Cheque Direct Service Offices	22	21
Corporate Business Centers	12	12*
SME Business Centers**	87	87

Note: * Revised Figures, due to adjustment in the Bank's business strategy during 2009.

** Excluding International Trade Service Offices.

K-Contact Center

	Key Implementations in the First Quarter of 2010
K-Contact Center	In the first quarter of 2010, the Bank continued to improve our service efficiency. Developments of note included: • Increased service channels and efficiency for THE PREMIER customers, through the special phone number 0 2888 8877, for their enhanced convenience, effective in February 2010. • Launched the "KBank. Leave Everything in Our Hands via K-Contact Center" project, aiming at emphasizing the "Customer-Centric" philosophy, as well as enhancing our service capability for effective response to customers' requests and in providing them with useful information. Due to these efforts, the ratio of services that were

	Key Implementations in the First Quarter of 2010
	completed in the first contact of customers increased to 94.35 percent.

Electronic Banking Services

Major Sales and Service Channels	Numbers of Units	
	Mar. 31, 2010	Dec. 31, 2009
Electronic Banking Services		
• K-ATM	7,162	6,955
• K-CDM (Cash Deposit Machines)	981	973
• K-PUM (Passbook Update Machines)	872	865

	Key Implementations in the First Quarter of 2010
Internet Banking	
• K-Cyber Banking	• Expanded a paper-less channel for applying for this service, through our K-ATMs, for increased efficiency, convenience and speed. • Increased maximum transaction limits to Baht 2 million per day.
K-MOBILE BANKING	
• K-MOBILE BANKING SMS	• Coordinated with Samart iMobile to develop menus for mobile top-up and balance checking on iMobile phones for greater customer convenience.
• K-MOBILE BANKING ATM SIM	• Enhanced efficiency of our online bill payment services via mobile phone, under the "Push Bill Online" service, by increasing the number and variety of participating merchants, as well as expanding the interbank fund-transfer network to cover more partner commercial banks.
• K-MOBILE BANKING PLUS	• Developed systems to be more compatible with a greater variety of smart phone models, including BlackBerry, Windows Mobile and HTC. • Enhanced our service efficiency under the "K NOW" project, particularly offering of knowledge and privileges in the form of a mobile magazine, which helps emphasize our ability to provide services beyond conventional mobile-banking services.
K-Payment Gateway	
• K-Payment Gateway	• Increased security level for internet-based transactions by implementation of the "Verified by VISA" (VbV) service that generates one-time password sent via SMS to customers' mobile phones. KASIKORNBANK is the first commercial bank in Southeast Asia that has jointly developed and launched this service with VISA Worldwide PTC Limited.

	Key Implementations in the First Quarter of 2010
• K-Payment Gateway	• Developed the "Refund Online" menu option of the Online Merchant Report system for card holders, for greater customer convenience. • Developed related systems to accommodate multi-currency payment in up to 35 currencies, aimed at facilitating payments for international goods and services. • Continued to offer advisory services related to online-payment enquiries of customers through our K-Payment Gateway Clinic.

4. Risk Management and Risk Factors[3]

4.1 Credit Risk Management

Credit Risk Position

- Outstanding loans with accrued interest receivables included

As of March 31, 2010, the Bank's consolidated outstanding loans, including accrued interest receivables, stood at Baht 963,821 million, increasing by Baht 19,392 million, or 2.05 percent, over Baht 944,429 million at the end of 2009.

As of March 31, 2010, 58.43 percent of the Bank's outstanding loans to customers were loans exceeding Baht 20 million. Credit extended to the 20 largest borrowers, excluding Phethai Asset Management Company Limited and the companies in KGroup, accounted for Baht 51,998 million, or 5.46 percent of the Bank's total loan portfolio, which is a small ratio. Classified by customer type, juristic persons accounted for Baht 576,146 million, or 60.45 percent of outstanding loans; while sole proprietorships and individual customer credit accounted for the remaining 39.55 percent. In terms of maturity, credit with maturities of less than or equal to 1 year accounted for 52.17 percent of the Bank's total loans.

The Bank's Consolidated Lending Portfolio – Profile


Less than 20 MB
Over 20 MB
Credit Amount
As of Mar. 31, 2010
41.57%
58.43%
As of Dec. 31, 2009
41.50%
58.50%
Business entities
Individual
Type of Customer
As of Mar. 31, 2010
60.45%
39.55%
As of Dec. 31, 2009
60.56%
39.44%
Less than or equal to 1 year
Over 1 year
Credit Maturity
As of Mar. 31, 2010
52.17%
47.83%
As of Dec. 31, 2009
52.96%
47.04%
0%
20%
40%
60%
80%
100%

[3] The details of Overall Risk Management, as well as management of each type of risks and Capital Management, can be viewed in the MD&A report for the year ended December 31, 2009.

The Bank's Consolidated Lending Portfolio

(Including Accrued Interest Receivables)



2.59%
10.34%
14.82%
54.92%
11.76%
5.57%



2.65%
10.93%
13.96%
55.39%
10.81%
6.26%

As of Mar. 31, 2010

- Manufacturing & Commerce
- Real Estate & Construction
- Utilities & Services
- Housing Loans
- Others
- Agricultural & Mining

As of Dec. 31, 2009

- Manufacturing & Commerce
- Real Estate & Construction
- Utilities & Services
- Housing Loans
- Others
- Agricultural & Mining

As of Mar. 31, 2010

Consolidated Loans
(Including Accrued Interest Receivables)
Classified by Type of
Business and Loan Classification



600,000
450,000
300,000
150,000
0
Manufacturing & Commerce
Real Estate & Construction
Utilities & Services
Housing Loans
Agricultural & Mining
Others

Percent of Consolidated Loans
(Including Accrued Interest Receivables)
Classified by Type of
Business and Loan Classification



100%
80%
60%
40%
20%
0%
Manufacturing & Commerce
Real Estate & Construction
Utilities & Services
Housing Loans
Agricultural & Mining
Others

Normal Special Mention Sub-Standard Doubtful Doubtful and Loss

Of the Bank's consolidated lending portfolio, including accrued interest receivables, 93.39 percent was classified as 'Normal' loans. Classified by type of business, Manufacturing & Commerce accounted for 54.92 percent of total consolidated lending, including accrued

interest receivables, which was the highest ratio. Of this figure, 93.81 percent was classified as 'Normal' loans.

- **Non-Performing Loans and Debt Restructuring**

  Non-Performing Loans

As of March 31, 2010, the Bank's consolidated NPLs stood at Baht 36,521 million, equal to 3.51 percent of the total outstanding credit, including that of financial institutions. For Bank-only NPLs, the amount totaled Baht 34,155 million, accounting for 3.29 percent of the total outstanding credit, including that of financial institutions, which decreased from the end of 2009. These NPL figures are shown in the table below:

Non-Performing Loans

(Units: Million Baht)

Quarter Ending	Mar. 31, 2010	Dec. 31, 2009
The Bank's consolidated NPLs	36,521	37,152
Percent of total outstanding credit, including that of financial institutions	3.51	3.76
The Bank-only NPLs	**34,155**	**35,072**
Percent of total outstanding credit, including that of financial institutions	**3.29**	**3.56**

Net Non-Performing Loans

As of March 31, 2010, the Bank's consolidated net NPLs stood at Baht 18,078 million, equal to 1.77 percent of the total outstanding credit, including that of financial institutions. For the Bank-only net NPLs, the amount totaled Baht 16,493 million, accounting for 1.62 percent of the total outstanding credit, including that of financial institutions, which decreased from the end of 2009. The net NPL figures are shown in the table below:

Net Non-Performing Loans

(Units: Million Baht)

Quarter Ending	Mar. 31, 2010	Dec. 31, 2009
The Bank's consolidated net NPLs	18,078	18,473
Percent of total outstanding credit, including that of financial institutions	1.77	1.91
The Bank-only net NPLs	**16,493**	**17,145**
Percent of total outstanding credit, including that of financial institutions	**1.62**	**1.77**

Debt Restructuring

In the first quarter of 2010, the Bank's consolidated pre-written-off, restructured debts totaled Baht 18,181 million, decreasing by Baht 4,533 million when compared to the same period of 2009. Losses from debt restructuring stood at Baht 1,545 million, or 8.50 percent of total restructured debts, an increase of Baht 533 million over the first quarter of 2009, or 2.93 percent of total restructured debts.

Non-Performing Loans of Asset Management Company, and Foreclosed Properties

Non-Performing Loans of Phethai Asset Management Company Limited

As of March 31, 2010, Phethai AMC had resolved and/or restructured NPLs amounting to Baht 72,641 million, or 98.00 percent of the total initial unpaid principal balance, with an expected recovery rate of 48.00 percent.

The details of NPL resolution and/or restructuring over the past five quarters are shown in the table below:

Loans Resolved/ Restructured at Phethai Asset Management Company Limited

(Units: Million Baht)

Quarter Ending	Mar. 31, 2010	Dec. 31, 2009	Sep. 30, 2009	Jun. 30, 2009	Mar. 31, 2009
Phethai Asset Management Company Limited					
Cumulative loans resolved/restructured	72,641	72,616	72,565	72,448	72,324
Percent of the total initial unpaid principal balance	98.00	98.00	98.00	98.00	98.00

Foreclosed Properties

As of March 31, 2010, the Bank's consolidated foreclosed properties had a cost value of Baht 15,491 million, accounting for 1.09 percent of total assets.

Meanwhile, consolidated allowances for impairment of foreclosed properties stood at Baht 1,444 million, equivalent to 9.32 percent of the cost value of those foreclosed properties, which is believed to be sufficient to cover holding, maintenance and disposal expenses, as well as losses on the liquidation of foreclosed properties.

Allowance for Doubtful Accounts and Allowance for Impairment of Assets

As of March 31, 2010, the Bank's consolidated allowances for doubtful accounts and revaluation allowance for debt restructuring totaled Baht 35,263 million. This amount was equivalent to 139.09 percent of the level required by the Bank of Thailand.

4.2 Liquidity Risk Management

Since the global foreign exchange market encountered significant volatility in the final quarter of 2009, the Bank, in the first quarter of 2010, saw the increasing necessity to review and improve our foreign currency liquidity risk management in various dimensions — including risk monitoring, analysis, and management procedures — in order to better align with changing market conditions, asset and liabilities structures of foreign currencies, as well as the Bank's business strategy. One development of note was the establishment of minimum liquidity requirement in foreign

currencies, applied as part of our strategy to help enhance the sufficiency and effectiveness of foreign currency liquidity management.

In addition to the aforementioned efforts, the Bank has identified primary factors that may affect our liquidity and interest rate risk management in the future. These include:

- Possible impacts from domestic political uncertainty on the Thai economy.
- Credit growth prospects influenced by the economic recovery, which may put pressure on commercial banks' liquidity conditions.
- Possible timing of the BoT's policy rate increases.
- Competition in fund mobilization driven by savings and investment products offered by other financial institutions — including asset management and securities companies — which may affect the future liquidity condition of the Bank.
- Possible downturn in foreign direct investment, following diminished investor confidence hurt by the above-mentioned political tension at home.
- Likely ongoing cash deficits of the Thai government, following their various mega-project investments.
- Aggressive business strategies adopted by other commercial banks, such as introduction of new deposit campaigns, or merger and acquisition activities.

The Bank will consistently monitor these factors and conduct relevant impact assessments, which will allow us to adjust our liquidity and interest rate risk management in a more effective and timely manner.

5. Operations of Support Groups

❑ Human Resource Management for the Highest Business Efficiency of KASIKORNBANKGROUP

In the first quarter of 2010, the Bank continued to develop human resource management, so as to enhance our competitive potential in doing business in the People's Republic of China, and our preparedness for KASIKORNBANGKGROUP's business strategies to meet our goals. In detail:

- **Support of Business Operations in China:** The Bank adjusted business strategies to support our business growth in China. To this end, a co-lending program was jointly launched with China Minsheng Banking Corporation, while our Shenzhen Branch was restructured as a center to oversee business operations of the Bank's branches and representative offices in China. A plan for staff recruitment both in China and Thailand was also mapped out, in addition to personnel development plans to increase staff competency for long-term business operations.
- **Recruitment and Allocation of Staff:** The Bank recruited new staff, in response to our business plan. On March 19-20, 2010, we participated in a job fair organized by the Ministry of Labour, wherein a large number of participants submitted job applications with the Bank. Following this step, qualified applicants will be further selected to work with KASIKORNBANKGROUP.
- **Performance Management:** The Bank has placed significance on retaining staff with high potential, as well as recruiting new staff. In achieving such objective, our executives had to meet individual goals for staff retention, in order to reduce the employee turnover rate. The Bank also urged department heads to provide on-the-spot coaching to staff under their supervision as part of our effort to improve work efficiency of staff in a timely manner, in addition to giving them recognition to boost their morale.
- **Internal Communications:** The Bank organized knowledge- and health-related activities to promote good quality of life among our staff via such communication channels as the K-Life Balance eMagazine and "Light Talk on Friday Evenings" internal radio program, as well as corporate social responsibility (CSR) activities. Noteworthy activities included donations to disabled people in remote areas, plus communications regarding major events — i.e., the reemergence of influenza A (H1N1) — to provide our staff with safe working guidelines and ensure that they can follow the Bank's business continuity management (BCM) plan.

K-Transformation

As of March 31, 2010, the Bank's strategic project under "K-Transformation" had progressed as planned. Major progress was seen in **the Multi-Channel Sales and Services (MSS) project**, which has achieved over 90 percent of the plan. The User Acceptance Testing (UAT) is over 98 percent complete, while we continue to install the infrastructure system at KBank branches, prior to its complete rollout, planned to begin in the second quarter of 2010. Regarding **the IT Capital (ITC) program**, ongoing efforts were made in the development and linkage testing between infrastructure systems — particularly the new core banking and centralized payment systems — and other IT systems. These improved infrastructure systems, once completed, will help enhance the Bank's competitiveness, along with facilitating our business needs more completely and efficiently. As for **the Financial Information System (FIS) project**, the Bank has developed the 'Procure to Pay' solution, aiming at standardizing our purchasing procedures through a specified set of standard products, and enhancing accuracy and effectiveness of budgetary disbursement procedures. This solution development is expected to be completed by April 2010.

Disclaimer

Certain statements shown in this document are forward-looking statements in respect of financial position or performance of KASIKORNBANK Public Company Limited ("KBank"). KBank has prepared such statements based on several assumptions, and has relied on the financial and other information made available from public sources as of the date these statements were made. Statements with words such as "expect", "believe", "estimate", etc., are types of forward-looking statements involving uncertainties and subject to change at any time due to future events, including but not limited to, changes in the global/national economic, political and regulatory environment. KBank is under no obligation to update these forward-looking statements to correspond to the current situation. Thus, recipients shall carefully review these statements and make an independent decision prior to investing or entering into any transaction.



www.kasikornbankgroup.com
K-Contact Center 0 2888 8888

KASIKORNBANK PUBLIC COMPANY LIMITED

and Its Subsidiaries

Interim financial statements

and

Review Report of Certified Public Accountant

For the three-month period ended

31 March 2010

Review Report of Certified Public Accountant

To the Board of Directors of KASIKORNBANK PUBLIC COMPANY LIMITED

I have reviewed the accompanying consolidated and the Bank-only balance sheets as at 31 March 2010, and the related statements of income, changes in equity and cash flows for the three-month periods ended 31 March 2010 and 2009 of **KASIKORNBANK PUBLIC COMPANY LIMITED** and its subsidiaries, and of **KASIKORNBANK PUBLIC COMPANY LIMITED**, respectively. The Bank's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the auditing standard on review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Bank personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have previously audited the consolidated and Bank-only financial statements for the year ended 31 December 2009 of **KASIKORNBANK PUBLIC COMPANY LIMITED** and its subsidiaries, and of **KASIKORNBANK PUBLIC COMPANY LIMITED**, respectively, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those financial statements in my report dated 18 February 2010. I have not performed any auditing procedures since that date. The consolidated and Bank-only balance sheets as at 31 December 2009, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

(Somboon Supasiripinyo)
Certified Public Accountant
Registration No. 3731

KPMG Phoomchai Audit Ltd.
Bangkok
11 May 2010

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 31 MARCH 2010 AND 31 DECEMBER 2009

		Thousand Baht			
		Consolidated		The Bank	
	Note	31 March 2010 (Unaudited)	31 December 2009	31 March 2010 (Unaudited)	31 December 2009
ASSETS					
Cash		23,118,752	26,674,351	23,117,564	26,673,193
Interbank and money market items	12				
Domestic items					
Interest bearing		85,800,184	51,485,376	84,829,517	50,859,166
Non-interest bearing		1,165,039	2,081,084	1,066,982	1,974,761
Foreign items					
Interest bearing		4,185,046	8,875,160	4,185,046	8,875,160
Non-interest bearing		486,341	942,052	486,341	942,052
Total Interbank and Money Market Items - net		91,636,610	63,383,672	90,567,886	62,651,139
Investments	5, 12				
Current investments - net		158,848,648	108,155,210	154,723,017	105,642,492
Long-term investments - net		113,118,080	146,681,827	48,142,038	84,748,287
Investments in subsidiaries and associated companies - net		134,256	146,883	17,055,310	17,055,310
Total Investments - net		272,100,984	254,983,920	219,920,365	207,446,089
Loans and accrued interest receivables	6, 7				
Loans		962,645,967	943,377,995	953,029,959	933,888,523
Accrued interest receivables		1,174,512	1,051,070	972,275	1,009,721
Total Loans and Accrued Interest Receivables		963,820,479	944,429,065	954,002,234	934,898,244
Less Allowance for doubtful accounts	8	(30,288,887)	(29,526,489)	(29,061,548)	(28,346,633)
Less Revaluation allowance for debt restructuring	9	(4,973,587)	(4,518,401)	(4,973,382)	(4,493,038)
Total Loans and Accrued Interest Receivables - net		928,558,005	910,384,175	919,967,304	902,058,573
Properties foreclosed - net		14,046,774	14,958,668	11,629,177	11,877,926
Customers' liability under acceptances		433,537	573,763	433,537	573,763
Premises and equipment - net		38,209,073	37,819,694	32,943,579	32,442,001
Leasehold - net		706,722	698,655	706,704	698,508
Intangible assets - net		14,352,556	13,455,432	11,001,723	10,123,217
Derivative assets		25,229,511	21,640,274	25,229,128	21,640,274
Other assets - net		13,897,598	13,959,483	9,898,174	10,329,268
Total Assets		1,422,290,122	1,358,532,087	1,345,415,141	1,286,513,951

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 31 MARCH 2010 AND 31 DECEMBER 2009

	Thousand Baht			
	Consolidated		The Bank	
	31 March 2010 (Unaudited)	31 December 2009	31 March 2010 (Unaudited)	31 December 2009
LIABILITIES AND EQUITY				
Deposits				
Deposits in baht	992,567,804	962,552,861	994,831,120	965,125,274
Deposits in foreign currencies	15,368,436	12,939,061	15,368,436	12,939,061
Total Deposits	1,007,936,240	975,491,922	1,010,199,556	978,064,335
Interbank and money market items				
Domestic items				
Interest bearing	35,922,731	39,508,227	37,164,076	40,526,584
Non-interest bearing	2,646,925	2,316,183	2,630,834	2,319,058
Foreign items				
Interest bearing	4,597,389	4,679,906	4,597,389	4,679,906
Non-interest bearing	410,327	481,069	410,327	481,069
Total Interbank and Money Market Items	43,577,372	46,985,385	44,802,626	48,006,617
Liabilities payable on demand	13,343,918	12,755,625	13,342,884	12,747,902
Borrowings				
Short-term borrowings	59,259,592	37,403,727	58,776,282	37,327,431
Long-term borrowings	39,447,176	41,567,027	39,447,176	41,567,027
Total Borrowings	98,706,768	78,970,754	98,223,458	78,894,458
Bank's liability under acceptances	433,537	573,763	433,537	573,763
Provisions	5,027,681	6,372,265	4,831,821	4,810,081
Derivative liabilities	27,272,226	25,109,236	27,271,716	25,109,142
Life policy reserve	63,874,807	59,914,391	-	-
Other liabilities	24,539,690	20,402,656	19,557,503	16,351,179
Total Liabilities	1,284,712,239	1,226,575,997	1,218,663,101	1,164,557,477

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 31 MARCH 2010 AND 31 DECEMBER 2009

	Note	Thousand Baht			
		Consolidated		The Bank	
		31 March 2010 (Unaudited)	31 December 2009	31 March 2010 (Unaudited)	31 December 2009
Equity					
Share capital					
Authorized share capital					
3,048,614,697 ordinary shares, Baht 10 par value		30,486,147	30,486,147	30,486,147	30,486,147
Issued and paid-up share capital					
2,393,260,193 ordinary shares, Baht 10 par value		23,932,602	23,932,602	23,932,602	23,932,602
Premium on ordinary shares		18,103,110	18,103,110	18,103,110	18,103,110
Appraisal surplus on asset revaluation		10,726,312	10,766,987	10,726,312	10,766,987
Revaluation surplus on investments	5	2,229,716	1,486,967	1,967,473	1,367,828
Retained earnings					
Appropriated					
Legal reserve		3,050,000	3,050,000	3,050,000	3,050,000
Unappropriated		70,130,364	65,726,723	68,972,543	64,735,947
Total equity attributable to equity holders of the Bank		128,172,104	123,066,389	126,752,040	121,956,474
Minority interests		9,405,779	8,889,701	-	-
Total Equity		137,577,883	131,956,090	126,752,040	121,956,474
Total Liabilities and Equity		1,422,290,122	1,358,532,087	1,345,415,141	1,286,513,951
Off-balance sheet items - contingencies	13				
Aval to bills and guarantees of loans		3,598,930	2,454,273	3,598,930	2,454,273
Liability under unmatured import bills		7,983,078	7,542,167	7,983,078	7,542,167
Letters of credit		22,162,638	21,152,003	22,162,638	21,152,003
Other contingencies		2,655,707,887	2,779,690,361	2,655,776,583	2,779,609,550



(Pol.Gen. Pow Sarasin)

Vice Chairman



(Dr.Prasarn Trairatvorakul)

President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2010 AND 2009

(UNAUDITED)

		Thousand Baht			
		Consolidated		The Bank	
	Note	2010	2009	2010	2009
Interest and dividend income					
Loans		11,714,769	13,141,884	11,972,601	13,461,733
Interbank and money market items		388,065	672,863	384,640	672,688
Finance leases		689,914	608,656	-	-
Investments		1,788,717	1,086,924	1,417,328	1,418,015
Total interest and dividend Income		14,581,465	15,510,327	13,774,569	15,552,436
Interest expense					
Deposits		1,683,574	3,519,918	1,682,551	3,520,038
Interbank and money market items		342,603	59,855	344,292	60,707
Short-term borrowings		183,577	555,595	185,673	560,355
Long-term borrowings		507,357	619,394	515,749	618,412
Total interest expense		2,717,111	4,754,762	2,728,265	4,759,512
Net income from interest and dividends		11,864,354	10,755,565	11,046,304	10,792,924
Bad debt and doubtful accounts		105,655	1,376,155	73,076	1,340,717
Loss on debt restructuring		1,593,023	983,768	1,592,799	983,737
Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring		10,165,676	8,395,642	9,380,429	8,468,470
Non-interest income					
Gain on investments	5	221,485	175,605	124,470	174,133
Share of profit from investments on equity method		1,573	5,089	-	-
Fees and service income					
Acceptances, aval and guarantees		374,420	317,947	374,420	317,947
Others		4,832,689	3,910,298	4,740,470	3,445,117
Gain on exchanges		854,976	1,128,598	857,012	1,128,645
Net premium written		6,928,985	-	-	-
Other income		353,601	133,794	237,177	134,205
Total non-interest income		13,567,729	5,671,331	6,333,549	5,200,047
Non-interest expenses					
Personnel expenses		3,954,130	3,329,018	3,014,754	2,753,612
Premises and equipment expenses		2,517,408	1,858,933	2,496,121	2,020,986
Taxes and duties		582,566	548,075	516,141	534,541
Fees and service expenses		1,395,019	1,024,013	1,420,534	981,637
Directors' remuneration		15,497	14,401	13,087	14,401
Contributions to Deposit Protection Agency		978,311	873,184	978,311	873,184
Underwriting expenses		5,936,687	-	-	-
Other expenses		1,592,343	952,199	1,393,081	1,045,067
Total non-interest expenses		16,971,961	8,599,823	9,832,029	8,223,428
Income before income tax		6,761,444	5,467,150	5,881,949	5,445,089
Income tax expense		2,100,815	1,667,392	1,686,028	1,562,148
Net income		4,660,629	3,799,758	4,195,921	3,882,941
Net income (loss) attributable to:					
Equity holders of the Bank		4,363,912	3,799,760	4,195,921	3,882,941
Minority interest		296,717	(2)	-	-
Net income		4,660,629	3,799,758	4,195,921	3,882,941
Basic earnings per share (Baht)		1.82	1.59	1.75	1.62
Weighted average number of ordinary shares (shares)		2,393,260	2,393,260	2,393,260	2,393,260



(Pol.Gen. Pow Sarasin)



(Dr.Prasarn Trairatvorakul)

President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2010 AND 2009

(UNAUDITED)

	Thousand Baht								
	Consolidated								
	Issued and Paid-up Share Capital	Premium on Share Capital	Appraisal Surplus on Asset Revaluation	Revaluation Surplus on Investments	Retained Earnings		Total equity attributable to equity holders of the Bank	Minority Interests	Total
					Appropriated Legal Reserve	Unappropriated			
Balance as of 1 January 2009	23,932,602	18,103,110	10,941,913	2,207,073	3,050,000	55,427,843	113,662,541	53	113,662,594
Appraisal surplus on asset revaluation	-	-	(42,274)	-	-	42,274	-	-	-
Others	-	-	(6,891)	-	-	7,986	1,095	-	1,095
Revaluation surplus on investments	-	-	-	150,767	-	-	150,767	-	150,767
Income (expense) recognised directly in equity	-	-	(49,165)	150,767	-	50,260	151,862	-	151,862
Net income	-	-	-	-	-	3,799,760	3,799,760	(2)	3,799,758
Total recognised income and expense	-	-	(49,165)	150,767	-	3,850,020	3,951,622	(2)	3,951,620
Others	-	-	-	-	-	-	-	156	156
Ending balance as of 31 March 2009	23,932,602	18,103,110	10,892,748	2,357,840	3,050,000	59,277,863	117,614,163	207	117,614,370
Balance as of 1 January 2010	23,932,602	18,103,110	10,766,987	1,486,967	3,050,000	65,726,723	123,066,389	8,889,701	131,956,090
Appraisal surplus on asset revaluation	-	-	(40,675)	-	-	40,675	-	-	-
Revaluation surplus on investments	-	-	-	742,749	-	-	742,749	217,626	960,375
Income (expense) recognised directly in equity	-	-	(40,675)	742,749	-	40,675	742,749	217,626	960,375
Net income	-	-	-	-	-	4,363,912	4,363,912	296,717	4,660,629
Total recognised income and expense	-	-	(40,675)	742,749	-	4,404,587	5,106,661	514,343	5,621,004
Dividend paid	-	-	-	-	-	-	-	(500,012)	(500,012)
Ordinary shares	-	-	-	-	-	-	-	501,747	501,747
Others	-	-	-	-	-	(946)	(946)	-	(946)
Ending balance as of 31 March 2010	23,932,602	18,103,110	10,726,312	2,229,716	3,050,000	70,130,364	128,172,104	9,405,779	137,577,883

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2010 AND 2009

(UNAUDITED)

	Thousand Baht						
	The Bank						
	Issued and Paid-up Share Capital	Premium on Share Capital	Appraisal Surplus on Asset Revaluation	Revaluation Surplus on Investments	Retained Earnings		Total equity attributable to equity holders of the Bank
					Appropriated Legal Reserve	Unappropriated	
Balance as of 1 January 2009	23,932,602	18,103,110	10,941,913	2,207,793	3,050,000	55,070,531	113,305,949
Appraisal surplus on asset revaluation	-	-	(42,274)	-	-	42,274	-
Others	-	-	(6,891)	-	-	-	(6,891)
Revaluation surplus on investments	-	-	-	150,417	-	-	150,417
Income (expense) recognised directly in equity	-	-	(49,165)	150,417	-	42,274	143,526
Net income	-	-	-	-	-	3,882,941	3,882,941
Total recognised income and expense	-	-	(49,165)	150,417	-	3,925,215	4,026,467
Ending balance as of 31 March 2009	23,932,602	18,103,110	10,892,748	2,358,210	3,050,000	58,995,746	117,332,416
Balance as of 1 January 2010	23,932,602	18,103,110	10,766,987	1,367,828	3,050,000	64,735,947	121,956,474
Appraisal surplus on asset revaluation	-	-	(40,675)	-	-	40,675	-
Revaluation surplus on investments	-	-	-	599,645	-	-	599,645
Income (expense) recognised directly in equity	-	-	(40,675)	599,645	-	40,675	599,645
Net income	-	-	-	-	-	4,195,921	4,195,921
Total recognised income and expense	-	-	(40,675)	599,645	-	4,236,596	4,795,566
Ending balance as of 31 March 2010	23,932,602	18,103,110	10,726,312	1,967,473	3,050,000	68,972,543	126,752,040

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2010 AND 2009

(UNAUDITED)

	Thousand Baht			
	Consolidated		The Bank	
	2010	2009	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES				
Income before income tax	6,761,444	5,467,150	5,881,949	5,445,089
Add (Less) Adjustments to reconcile income before income tax to				
net cash from operating activities				
Depreciation and amortization	957,345	687,369	803,436	627,275
Bad debt and doubtful accounts	118,303	1,376,155	85,724	1,340,717
Loss on debt restructuring	1,593,023	983,768	1,592,799	983,737
Interest income from amortization of revaluation allowance for debt restructuring	(75,037)	(71,043)	(74,938)	(70,987)
(Gain) loss foreign exchange translation of long-term borrowings	(216,706)	116,640	(216,706)	116,640
Loss (gain) on revaluation of investments	11,344	42,486	11,435	42,486
Gain on disposal of securities for investment	(152,809)	(102,546)	(58,231)	(101,072)
Amortization of discount on debt instruments	(173,418)	(359,592)	(245,200)	(267,177)
Loss on impairment of investments in receivables	-	1,302	-	403
Loss on impairment of properties foreclosed	123,487	110,507	112,006	111,039
Loss on impairment of other assets	1,459	9,695	1,459	9,783
Gain on sales of loans	-	(3,107)	-	(3,107)
(Gain) loss on disposal of premises and equipment	(5,028)	(393)	131	(255)
Reversal of loss on impairment of premises and equipment	(2,604)	(10,996)	(2,604)	(10,996)
Gain on transfer of financial assets	-	(2,546)	-	-
Share of profit from investments on equity method	(1,573)	(5,089)	-	-
Dividend income from associated companies	4,200	75,000	-	-
Amortization of discount on promissory note receivables	(5,775)	(5,231)	(1,904)	-
Amortization of discount on debentures	800	890	800	890
(Decrease) increase in other accrued expenses	(141,129)	880,861	52,082	(322,535)
(Decrease) increase in other reserves	(1,344,584)	(117,469)	21,740	(117,469)
	7,452,742	9,073,811	7,963,978	7,784,461
Net income from interest and dividends	(11,864,354)	(10,755,565)	(11,046,304)	(10,792,924)
Proceeds from interest and dividends	14,159,994	15,897,469	14,057,959	18,367,802
Interest paid	(2,369,302)	(4,229,137)	(2,378,998)	(4,230,639)
Income tax paid	(189,453)	(140,932)	(100,770)	(97,099)
Income from operations before changes in operating				
assets and liabilities	7,189,627	9,845,646	8,495,865	11,031,601
(Increase) decrease in operating assets				
Interbank and money market items (assets)	(28,268,500)	122,983,114	(27,930,676)	122,963,883
Investment for trading	(966,979)	2,542,962	(969,126)	2,450,550
Loans	(19,821,058)	24,383,431	(20,412,167)	24,097,875
Properties foreclosed	1,727,325	759,600	975,802	682,917
Other assets	(3,874,369)	10,006,346	(3,246,304)	7,437,842

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED 31 MARCH 2010 AND 2009

(UNAUDITED)

		Thousand Baht			
		Consolidated		The Bank	
	Note	2010	2009	2010	2009
Increase (decrease) in operating liabilities					
Deposits		32,444,318	(53,843,322)	32,135,221	(53,729,482)
Interbank and money market items (liabilities)		(3,408,013)	(3,714,090)	(3,203,991)	(3,723,481)
Liabilities payable on demand		588,293	1,506,175	594,982	1,506,288
Short-term borrowings		21,855,865	(27,289,513)	21,448,851	(26,984,046)
Other liabilities		8,908,525	(11,462,245)	4,150,374	(10,094,360)
Net cash provided by operating activities		16,375,034	75,718,104	12,038,831	75,639,587
CASH FLOWS FROM INVESTING ACTIVITIES					
Proceeds from disposal of available for sale investments		64,778,883	36,414,981	62,424,936	36,379,894
Proceeds from redemption of held to maturity debt instruments		12,196,465	3,132,758	103,443	3,132,754
Proceeds from disposal of general investments		10,607	11,460	10,607	8,260
Proceeds from collection of investments in receivables		5,956	5,430	5,956	5,430
Purchase of available for sale investments		(75,460,090)	(127,373,322)	(73,177,583)	(127,330,142)
Purchase of held to maturity debt instruments		(16,549,644)	(110,134)	(100,357)	(110,134)
Purchase of general investments		(191)	(8,800)	(191)	-
Proceeds from disposal of premises and equipment		8,853	452	2,936	257
Purchase of premises and equipment		(1,895,561)	(1,598,111)	(1,843,877)	(1,535,070)
Purchase of leasehold		(39,497)	-	(39,626)	-
Purchase of intangible assets		(1,084,205)	(819,262)	(1,076,760)	(817,625)
Net cash used in investing activities		(18,028,424)	(90,344,548)	(13,690,516)	(90,266,376)
CASH FLOWS FROM FINANCING ACTIVITIES					
(Decrease) increase in long-term borrowings		(1,903,944)	2,170,532	(1,903,944)	2,170,532
Increase in minority interests' share capital		501,747	-	-	-
Dividend paid to minority interests		(500,012)	-	-	-
Net cash (used in) provided by financing activities		(1,902,209)	2,170,532	(1,903,944)	2,170,532
Net decrease in cash and cash equivalents		(3,555,599)	(12,455,912)	(3,555,629)	(12,456,257)
Cash and cash equivalents at the beginning of the period	4	26,674,351	27,751,133	26,673,193	27,749,840
Cash and cash equivalents at the end of the period	4	23,118,752	15,295,221	23,117,564	15,293,583

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED 31 MARCH 2010 (UNAUDITED)

These notes form an integral part of the financial statements.

1 GENERAL INFORMATION

KASIKORNBANK PUBLIC COMPANY LIMITED, ("the Bank"), is a registered public company located in the Kingdom of Thailand and listed on the Stock Exchange of Thailand on 9 February 1976. The registered office of the Bank is at 1 Soi Rat Burana 27/1, Rat Burana Road, Rat Burana Sub-District, Rat Burana District, Bangkok.

The principal activity of the Bank is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and certain major cities overseas.

The consolidated financial statements of the Bank consist of the Bank and its subsidiaries. Details of the Bank's subsidiaries are as follows:

	% Shareholding of the Bank Direct and Indirect	
	31 March 2010 and 31 December 2009	31 March 2009
KASIKORN ASSET MANAGEMENT CO., LTD. ("KAsset")	100.00	100.00
KASIKORN RESEARCH CENTER CO., LTD. ("KResearch")	100.00	100.00
KASIKORN SECURITIES PCL ("KSecurities")	99.99	99.99
KASIKORN LEASING CO., LTD. ("KLeasing")	100.00	100.00
KASIKORN FACTORY & EQUIPMENT CO., LTD. ("KF&E")	100.00	100.00
Phethai Asset Management Co., Ltd.	100.00	100.00
KHAO KLA Venture Capital Management Co., Ltd.	100.00	100.00
K-SME Venture Capital Co., Ltd.	100.00	100.00
Progress Software Co., Ltd.	100.00	100.00
Progress Plus Co., Ltd.	100.00	100.00
Progress Appraisal Co., Ltd.	100.00	100.00
Progress Gunpai Co., Ltd.	100.00	100.00
Progress Management Co., Ltd.	100.00	100.00
Progress Facilities Management Co., Ltd.	100.00	100.00
Progress Service Co., Ltd.	100.00	100.00
Progress Land and Buildings Co., Ltd.	100.00	100.00
Progress Storage Co., Ltd.	100.00	100.00
Progress HR Co., Ltd.	100.00	100.00
Progress Service Support Co., Ltd.	100.00	100.00
Progress Collection Co., Ltd.	100.00	100.00
Progress Training Co., Ltd.	100.00	-

	% Shareholding of the Bank	
	Direct and Indirect	
	31 March 2010 and 31 December 2009	31 March 2009
Thanyathanathavee Co., Ltd.*	100.00	-
Thanyathamrongkij Co., Ltd.*	100.00	-
Thanyanithiwattana Co., Ltd.*	100.00	-
Ruang Khao Phuean Thai Joint Investment Agreement*	100.00	-
Muangthai Group Holding Co., Ltd.* ("MTGH")	51.00	-
Muang Thai Life Assurance Co., Ltd.* ("MTL")	38.25	-
Muangthai Broker Co., Ltd.* ("MTB")	49.98	-

* See Notes 5.6

2 BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The interim financial statements are prepared in accordance with the Thai Accounting Standard No. 41 (revised 2007), regarding Interim Financial Statements, related interpretations and guidelines promulgated by the Federation of Accounting Professions (FAP), and the regulations of the Stock Exchange of Thailand (SET), dated 22 January 2001, regarding the "Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Results of Business Operations of Listed Companies" (B.E. 2544), and with the Bank of Thailand (BoT) notification number SOR NOR SOR 70/2551, directive dated 3 August 2008, regarding the "Preparation and announcement of the financial statements of commercial banks and holding companies which are parent company of group of companies offering financial services".

The interim financial statements have been prepared for the purpose of providing an update on the financial statements for the year ended 31 December 2009. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2009.

The interim financial statements are presented in Thai Baht, rounded in the notes to the interim financial statements to the nearest million.

The financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

3 SIGNIFICANT ACCOUNTING POLICIES

Accounting policies and methods of computation applied by the Bank and its subsidiaries in the interim financial statements for the three - month period ended 31 March 2010 are consistent with those applied in the financial statements for the year ended 31 December 2009.

4 SUPPLEMENTARY INFORMATION OF CASH FLOWS

4.1 Non-cash significant items

Non-cash significant items for the three-month periods ended 31 March as follows:

(Million Baht)

	Consolidated		The Bank	
	2010	2009	2010	2009
Revaluation surplus on investments	743	151	600	150
The realized portion of the appraised surplus on asset revaluation	41	42	41	42
Foreclosed properties arising from auction and debt settlement	939	1,113	839	1,009

5 INVESTMENTS

5.1 Type of investments

Investments consisted of:

(Million Baht)

	Consolidated			
	31 March 2010			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	8,584	2	(17)	8,569
1.1.2 Private enterprises debt instruments	495	-	-	495
1.1.3 Marketable equity securities - domestic	292	23	-	315
Total	9,371	25	(17)	9,379
Add Allowance for revaluation	8			-
Total	9,379			9,379
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	142,782	562	(4)	143,340
1.2.2 Private enterprises debt instruments	995	15	-	1,010
1.2.3 Foreign debt instruments	259	-	(4)	255
1.2.4 Marketable equity securities - domestic	513	760	(170)	1,103
1.2.5 Marketable equity securities - overseas	-	480	-	480
1.2.6 Others	5	-	-	5
Total	144,554	1,817	(178)	146,193
Add Allowance for revaluation	1,787			-
Less Allowance for impairment	(148)			-
Total	146,193			146,193
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	1,085	1	-	1,086
1.3.2 Private enterprises debt instruments	2,092	5	-	2,097
1.3.3 Foreign debt instruments	100	-	-	100
Total	3,277	6	-	3,283
Total Current Investments - net	158,849			158,855

(Million Baht)

	Consolidated			
	31 March 2010			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	38,581	284	(29)	38,836
2.1.2 Private enterprises debt instruments	219	5	(46)	178
2.1.3 Foreign debt instruments	6,106	92	(11)	6,187
2.1.4 Marketable equity securities - domestic	5,941	1,423	(77)	7,287
Total	50,847	1,804	(163)	52,488
Add Allowance for revaluation	1,689			-
Less Allowance for impairment	(48)			-
Total	52,488			52,488
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	43,717	3,386	(6)	47,097
2.2.2 Private enterprises debt instruments	14,094	558	(603)	14,049
2.2.3 Foreign debt instruments	1,353	22	(7)	1,368
Total	59,164	3,966	(616)	62,514
Less Allowance for impairment	(599)			-
Total	58,565			62,514
2.3 General investments				
2.3.1 Non-marketable equity securities - domestic	2,113	68	(454)	1,727
2.3.2 Non-marketable equity securities - overseas	347	-	(276)	71
2.3.3 Investments in receivables	621	-	(288)	333
Total	3,081	68	(1,018)	2,131
Less Allowance for impairment	(1,016)			-
Total	2,065			2,131
Total Long-term Investments - net	113,118			117,133

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED 31 MARCH 2010 (UNAUDITED)

(Million Baht)

	Consolidated			
	31 December 2009			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	8,091	9	(7)	8,093
1.1.2 Private enterprises debt instruments	14	-	-	14
1.1.3 Marketable equity securities - domestic	296	17	-	313
Total	8,401	26	(7)	8,420
Add Allowance for revaluation	19			-
Total	8,420			8,420
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	92,896	555	-	93,451
1.2.2 Private enterprises debt instruments	1,195	20	(46)	1,169
1.2.3 Foreign debt instruments	2,269	-	(1)	2,268
1.2.4 Marketable equity securities - domestic	420	575	(178)	817
1.2.5 Others	214	-	-	214
Total	96,994	1,150	(225)	97,919
Add Allowance for revaluation	1,119			-
Less Allowance for impairment	(194)			-
Total	97,919			97,919
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	459	5	-	464
1.3.2 Private enterprises debt instruments	1,254	4	-	1,258
1.3.3 Foreign debt instruments	103	-	-	103
Total	1,816	9	-	1,825
Total Current Investments - net	108,155			108,164

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED 31 MARCH 2010 (UNAUDITED)

(Million Baht)

	Consolidated			
	31 December 2009			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	71,137	280	(102)	71,315
2.1.2 Private enterprises debt instruments	319	5	(2)	322
2.1.3 Foreign debt instruments	8,883	118	(11)	8,990
2.1.4 Marketable equity securities - domestic	6,883	1,200	(81)	8,002
Total	87,222	1,603	(196)	88,629
Add Allowance for revaluation	1,407			-
Total	88,629			88,629
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	42,746	2,010	(227)	44,529
2.2.2 Private enterprises debt instruments	12,321	293	(693)	11,921
2.2.3 Foreign debt instruments	1,503	16	(24)	1,495
Total	56,570	2,319	(944)	57,945
Less Allowance for impairment	(599)			-
Total	55,971			57,945
2.3 General investments				
2.3.1 Non-marketable equity securities - domestic	2,123	68	(454)	1,737
2.3.2 Non-marketable equity securities - overseas	307	-	(265)	42
2.3.3 Investments in receivables	669	-	(301)	368
Total	3,099	68	(1,020)	2,147
Less Allowance for impairment	(1,017)			-
Total	2,082			2,147
Total Long-term Investments - net	146,682			148,721

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED 31 MARCH 2010 (UNAUDITED)

(Million Baht)

	The Bank			
	31 March 2010			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	8,584	2	(17)	8,569
1.1.2 Private enterprises debt instruments	495	-	-	495
1.1.3 Marketable equity securities - domestic	265	20	-	285
Total	9,344	22	(17)	9,349
Add Allowance for revaluation	5			-
Total	9,349			9,349
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	141,987	538	(4)	142,521
1.2.2 Private enterprises debt instruments	951	15	-	966
1.2.3 Foreign debt instruments	259	-	(4)	255
1.2.4 Marketable equity securities - domestic	462	760	(170)	1,052
1.2.5 Marketable equity securities - overseas	-	480	-	480
Total	143,659	1,793	(178)	145,274
Add Allowance for revaluation	1,763			-
Less Allowance for impairment	(148)			-
Total	145,274			145,274
1.3 Held-to-maturity debt instruments				
1.3.1 Foreign debt instruments	100	-	-	100
Total	100	-	-	100
Total Current Investments - net	154,723			154,723

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED 31 MARCH 2010 (UNAUDITED)

(Million Baht)

	The Bank			
	31 March 2010			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	36,472	152	(29)	36,595
2.1.2 Private enterprises debt instruments	147	2	(46)	103
2.1.3 Foreign debt instruments	6,006	89	(11)	6,084
Total	42,625	243	(86)	42,782
Add Allowance for revaluation	203			-
Less Allowance for impairment	(46)			-
Total	42,782			42,782
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	3,498	78	-	3,576
2.2.2 Private enterprises debt instruments	583	-	(583)	-
Total	4,081	78	(583)	3,576
Less Allowance for impairment	(583)			-
Total	3,498			3,576
2.3 General investments				
2.3.1 Non-marketable equity securities - domestic	1,821	-	(335)	1,486
2.3.2 Non-marketable equity securities - overseas	307	-	(264)	43
2.3.3 Investments in receivables	621	-	(288)	333
Total	2,749	-	(887)	1,862
Less Allowance for impairment	(887)			-
Total	1,862			1,862
Total Long-term Investments - net	48,142			48,220

(Million Baht)

	The Bank			
	31 December 2009			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	8,091	9	(7)	8,093
1.1.2 Private enterprises debt instruments	14	-	-	14
1.1.3 Marketable equity securities - domestic	267	15	-	282
Total	8,372	24	(7)	8,389
Add Allowance for revaluation	17			-
Total	8,389			8,389
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	92,451	549	-	93,000
1.2.2 Private enterprises debt instruments	1,136	19	(46)	1,109
1.2.3 Foreign debt instruments	2,269	-	(2)	2,267
1.2.4 Marketable equity securities - domestic	377	575	(178)	774
Total	96,233	1,143	(226)	97,150
Add Allowance for revaluation	1,111			-
Less Allowance for impairment	(194)			-
Total	97,150			97,150
1.3 Held-to-maturity debt instruments				
1.3.1 Foreign debt instruments	103	-	-	103
Total	103	-	-	103
Total Current Investments - net	105,642			105,642

(Million Baht)

	The Bank			
	31 December 2009			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	69,786	149	(102)	69,833
2.1.2 Private enterprises debt instruments	243	4	-	247
2.1.3 Foreign debt instruments	8,883	119	(12)	8,990
2.1.4 Marketable equity securities - domestic	85	100	-	185
Total	78,997	372	(114)	79,255
Add Allowance for revaluation	258			-
Total	79,255			79,255
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	3,614	73	-	3,687
2.2.2 Private enterprises debt instruments	583	-	(583)	-
Total	4,197	73	(583)	3,687
Less Allowance for impairment	(583)			-
Total	3,614			3,687
2.3 General investments				
2.3.1 Non-marketable equity securities - domestic	1,832	-	(335)	1,497
2.3.2 Non-marketable equity securities - overseas	307	-	(264)	43
2.3.3 Investments in receivables	627	-	(288)	339
Total	2,766	-	(887)	1,879
Less Allowance for impairment	(887)			-
Total	1,879			1,879
Total Long-term Investments - net	84,748			84,821

As of 31 March 2010 and 31 December 2009, investments in held-to-maturity debt instruments, which are government or state enterprises securities, included promissory notes from Thai Asset Management Corporation of Baht 2,498 million and Baht 2,614 million, respectively.

5.2 Gain on investments

Gain on investments presented in the statements of income for the three-month periods ended 31 March 2010 and 2009 consisted of:

(Million Baht)

	Consolidated		The Bank	
	2010	2009	2010	2009
Gain on disposal of investments				
Held for trading investments	96	178	94	178
Available-for-sale investments	163	102	64	101
General investments	-	1	-	-
Total	259	281	158	279
Loss on disposal of investments				
Held for trading investments	(16)	(62)	(16)	(62)
Available-for-sale investments	(10)	-	(6)	-
Total	(26)	(62)	(22)	(62)
Loss from revaluation of investments	(12)	(42)	(12)	(42)
Loss on impairment				
Investments in receivables	-	(1)	-	(1)
Total	-	(1)	-	(1)
Total gain on investments	221	176	124	174

5.3 Revaluation surplus on investments

Revaluation surplus on investments consisted of:

(Million Baht)

	Consolidated		The Bank	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
Revaluation surplus on investments				
Debt instruments	760	723	750	724
Equity securities	1,470	764	1,217	644
Total	2,230	1,487	1,967	1,368

5.4 Maturity for debt instruments

A maturity analysis for debt instruments resulted in the following:

(Million Baht)

	Consolidated							
	31 March 2010				31 December 2009			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprises securities	136,582	38,495	6,286	181,363	86,143	71,242	6,648	164,033
1.2 Private enterprises debt instruments	995	113	106	1,214	1,195	254	66	1,515
1.3 Foreign debt instruments	259	6,006	100	6,365	2,269	8,883	-	11,152
Total	137,836	44,614	6,492	188,942	89,607	80,379	6,714	176,700
Add Allowance for revaluation	210	312	388	910	325	249	288	862
Less Allowance for impairment	-	(46)	-	(46)	(46)	-	-	(46)
Total	138,046	44,880	6,880	189,806	89,886	80,628	7,002	177,516
2. Held-to-maturity debt instruments								
2.1 Government and state enterprises securities	1,085	5,304	38,413	44,802	459	5,370	37,376	43,205
2.2 Private enterprises debt instruments	2,092	1,650	12,444	16,186	1,254	1,609	10,712	13,575
2.3 Foreign debt instruments	100	517	836	1,453	103	361	1,142	1,606
Total	3,277	7,471	51,693	62,441	1,816	7,340	49,230	58,386
Less Allowance for impairment	-	(583)	(16)	(599)	-	-	(599)	(599)
Total	3,277	6,888	51,677	61,842	1,816	7,340	48,631	57,787
Total Debt Instruments	141,323	51,768	58,557	251,648	91,702	87,968	55,633	235,303

(Million Baht)

	The Bank							
	31 March 2010				31 December 2009			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprises securities	135,787	38,372	4,300	178,459	85,697	70,786	5,754	162,237
1.2 Private enterprises debt instruments	951	101	46	1,098	1,136	243	-	1,379
1.3 Foreign debt instruments	259	6,006	-	6,265	2,269	8,883	-	11,152
Total	136,997	44,479	4,346	185,822	89,102	79,912	5,754	174,768
Add Allowance for revaluation	186	304	258	748	317	217	190	724
Less Allowance for impairment	-	(46)	-	(46)	(46)	-	-	(46)
Total	137,183	44,737	4,604	186,524	89,373	80,129	5,944	175,446
2. Held-to-maturity debt instruments								
2.1 Government and state enterprises securities	-	3,483	15	3,498	-	3,599	15	3,614
2.2 Private enterprises debt instruments	-	-	583	583	-	-	583	583
2.3 Foreign debt instruments	100	-	-	100	103	-	-	103
Total	100	3,483	598	4,181	103	3,599	598	4,300
Less Allowance for impairment	-	(583)	-	(583)	-	-	(583)	(583)
Total	100	2,900	598	3,598	103	3,599	15	3,717
Total Debt Instruments	137,283	47,637	5,202	190,122	89,476	83,728	5,959	179,163

5.5 Investment in other companies having a going concern

Investments held by the Bank and its subsidiaries in financial institutions that were closed on 8 December 1997, or investments in listed companies which meet SET's criteria for delisting, and are in default on debt instruments, or companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting or investments in receivables with uncertainty in settlement or in default, were as follows:

(Million Baht)

	31 March 2010					
	Consolidated			The Bank		
	Cost Value/ Book Value	Fair Value	Allowance for Impairment	Cost Value/ Book Value	Fair Value	Allowance for Impairment
1. Closed financial institutions						
- Debt Instrument	130	-	(130)	130	-	(130)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments						
- Debt Instrument	46	-	(46)	46	-	(46)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting						
- Equity Securities	293	-	(293)	293	-	(293)
- Debt Instrument	453	-	(453)	453	-	(453)
4. Investment in receivables with uncertainty in settlement or in default	656	357	(299)	616	328	(288)
Total	1,578	357	(1,221)	1,538	328	(1,210)

(Million Baht)

	31 December 2009					
	Consolidated			The Bank		
	Cost Value/ Book Value	Fair Value	Allowance for Impairment	Cost Value/ Book Value	Fair Value	Allowance for Impairment
1. Closed financial institutions						
- Debt Instrument	130	-	(130)	130	-	(130)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments						
- Debt Instrument	46	-	(46)	46	-	(46)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting						
- Equity Securities	293	-	(293)	293	-	(293)
- Debt Instrument	453	-	(453)	453	-	(453)
4. Investment in receivables with uncertainty in settlement or in default	664	363	(301)	622	334	(288)
Total	1,586	363	(1,223)	1,544	334	(1,210)

5.6 Business acquisition

The general meeting of shareholders of KBank No.97 dated 3 April 2009, has approved KBank to make additional investment in Muang Thai Life Assurance Co., Ltd., by acquiring additional ordinary shares of Muangthai Group Holding Co., Ltd. (Formerly: Muangthai Fortis Holding Co., Ltd.) for KBank to hold approximately 51% of the total shares issued by Muangthai Group Holding Co., Ltd.

As part of the acquisition of the additional shares of Muangthai Group Holding Co., Ltd. by KBank, KBank established 3 limited companies, which incorporate under the laws of Thailand, in order to comply with the regulations stipulated in the Life Insurance Act B.E. 2535, as amended pursuant to the Office of Insurance Commission approval. Such companies consist of:

1. Thanyathanathavee Co., Ltd.	-	100% held by KBank
2. Thanyathamrongkij Co., Ltd.	-	100% held by KBank
3. Thanyanithiwattana Co., Ltd.	-	25.50% held by Thanyathanathavee Co., Ltd. and 25.50% held by Thanyathamrongkij Co., Ltd. which both companies held investment through Ruang Khao Phuean Thai Joint Invesment Agreement, pursuant to the regulations under the Life Insurance Act B.E. 2535, as amended.
	-	49% held by KBank

On 30 November 2009, KBank and Thanyanithiwattana Co., Ltd. acquired 7,725,147 and 11,466,488 ordinary shares in MTGH respectively. The total 19,191,635 additional ordinary shares acquisition in Muangthai Group Holding Co., Ltd. valued Baht 7,529 million in total, resulted in KBank holding 51% of total issued shares. In other words, KBank holds directly 26% and indirectly 25% of total issued shares in Muangthai Group Holding Co., Ltd.

Muangthai Group Holding Co., Ltd. holds 75% and 98% of the total shares issued by Muang Thai Life Assurance Co., Ltd. and Muangthai Broker Co., Ltd. respectively. Consequently, KBank holds 38.25% and 49.98% of the total shares issued by Muang Thai Life Assurance Co., Ltd. and Muangthai Broker Co., Ltd. respectively.

5.7 Investments in subsidiaries and associated companies

Investments in ordinary shares of subsidiaries and associated companies were as follows:

(Million Baht)

			Consolidated					
		Type of	% Shareholding					
	Type of Business	Share	Direct and indirect		Cost method		Equity method	
			31 March 2010	31 December 2009	31 March 2010	31 December 2009	31 March 2010	31 December 2009
Associated companies								
Goco Co., Ltd.[1)]	Information and communication System Development	Ordinary	32.35%	32.35%	6	6	6	6
Processing Center Co., Ltd.	Service	Ordinary	30.00%	30.00%	15	15	104	107
Rural Capital Partners Co., Ltd.	Venture Capital	Ordinary	27.50%	27.50%	2	2	2	2
Lawson-Marsh Events Co., Ltd.[1)]	Venture Capital	Ordinary	35.71%	35.71%	5	5	5	5
Sukhothai Land Co., Ltd.[1)]	Venture Capital	Ordinary	20.00%	20.00%	10	10	10	10
Humanica Co., Ltd.[1)]	Software design and development	Ordinary	21.60%	21.60%	13	13	13	13
2Spot Communications Co., Ltd.[1)]	Information and communication System Development	Ordinary	20.17%	20.17%	5	5	5	5
Total					56	56	145	148
Less Allowance for impairment					(1)	(1)	(11)	(1)
Investments in Associated Companies - Net					55	55	134	147

[1)] The Bank holds shares indirectly through K-SME Venture Capital Co., Ltd.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED 31 MARCH 2010 (UNAUDITED)

(Million Baht)

			The Bank					
	Type of Business	Type of Share	% Shareholding Direct and indirect		Cost method		Dividend income	
			31 March 2010	31 December 2009	31 March 2010	31 December 2009	31 March 2010	31 December 2009
Subsidiary companies								
KASIKORN ASSET MANAGEMENT CO., LTD.	Mutual Fund Management	Ordinary	100.00%	100.00%	2,003	2,003	226	650
KASIKORN RESEARCH CENTER CO., LTD	Service	Ordinary	100.00%	100.00%	6	6	-	-
KASIKORN SECURITIES PCL	Securities Business	Ordinary	99.99%	99.99%	1,312	1,312	-	-
KASIKORN LEASING CO., LTD.	Lending	Ordinary	100.00%	100.00%	900	900	-	-
KASIKORN FACTORY & EQUIPMENT CO., LTD.	Lending	Ordinary	100.00%	100.00%	237	237	-	-
Phethai Asset Management Co., Ltd.	Asset Management	Ordinary	100.00%	100.00%	5,998	5,998	-	-
KHAO KLA Venture Capital Management Co., Ltd.	Venture Capital Management	Ordinary	100.00%	100.00%	-	-	-	-
K-SME Venture Capital Co., Ltd.	Venture Capital	Ordinary	100.00%	100.00%	200	200	-	-
Progress Software Co., Ltd.	Service	Ordinary	100.00%	100.00%	19	19	-	20
Progress Plus Co., Ltd.	Service	Ordinary	100.00%	100.00%	4	4	-	4
Progress Appraisal Co., Ltd.	Service	Ordinary	100.00%	100.00%	5	5	-	15
Progress Gunpai Co., Ltd.	Service	Ordinary	100.00%	100.00%	21	21	-	110
Progress Management Co., Ltd.	Service	Ordinary	100.00%	100.00%	6	6	-	6
Progress Facilities Management Co., Ltd.	Service	Ordinary	100.00%	100.00%	5	5	-	5
Progress Service Co., Ltd.	Service	Ordinary	100.00%	100.00%	2	2	-	12
Progress Land and Buildings Co., Ltd.	Property Development	Ordinary	100.00%	100.00%	639	639	-	-
Progress Storage Co., Ltd.	Service	Ordinary	100.00%	100.00%	3	3	-	7
Progress HR Co., Ltd.	Service	Ordinary	100.00%	100.00%	1	1	-	18
Progress Service Support Co., Ltd.	Service	Ordinary	100.00%	100.00%	4	4	-	7
Progress Collection Co., Ltd.	Service	Ordinary	100.00%	100.00%	5	5	-	-
Progress Training Co., Ltd.	Service	Ordinary	100.00%	100.00%	2	2	-	-

(Million Baht)

			The Bank					
	Type of Business	Type of Share	% Shareholding Direct and indirect		Cost method		Dividend income	
			31 March 2010	31 December 2009	31 March 2010	31 December 2009	31 March 2010	31 December 2009
Subsidiary companies								
Thanyathanathavee Co., Ltd.	Investment in Other Companies	Ordinary	100.00%	100.00%	1,149	1,149	-	-
Thanyathamrongkij Co., Ltd.	Investment in Other Companies	Ordinary	100.00%	100.00%	1,149	1,149	-	-
Thanyanithiwattana Co., Ltd.	Investment in Other Companies	Ordinary	100.00%	100.00%	2,204	2,204	-	-
Ruang Khao Phuean Thai Joint Investment Agreement	Investment in Other Companies	Ordinary	100.00%	100.00%	-	-	-	-
Muangthai Group Holding Co., Ltd.	Holding	Ordinary	51.00%	51.00%	3,077	3,077	141	-
Muang Thai Life Assurance Co., Ltd.	Life Insurance	Ordinary	38.25%	38.25%	-	-	-	-
Muangthai Broker Co., Ltd.	Insurance Broker	Ordinary	49.98%	49.98%	-	-	-	-
Associated companies								
Processing Center Co., Ltd.	Service	Ordinary	30.00%	30.00%	15	15	4	75
Rural Capital Partners Co., Ltd.	Venture Capital	Ordinary	27.50%	27.50%	2	2	-	-
Total					18,968	18,968	371	929
Less Allowance for impairment					(1,913)	(1,913)	-	-
Investments in Subsidiaries and Associated Companies - Net					17,055	17,055	371	929

The recording of investments in associated companies using the equity method in the consolidated financial statements is based on financial information obtained from audited or reviewed financial statements and from management information that has not been audited or reviewed by the auditors.

5.8 Investments over 10% held by the Banks and its subsidiaries

Investments held by the Bank and its subsidiaries, that were more than 10% of those companies' shares and were not investments in subsidiaries and associated companies, classified by industry were as follows:

(Million Baht)

	Consolidated		The Bank	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
Manufacturing and commerce	118	118	17	17
Property development and construction	514	522	514	522
Infrastructure and services	271	271	271	271
Others	586	670	329	328
Total	1,489	1,581	1,131	1,138

5.9 Financial position and results of operations of the Bank's subsidiaries

The summary of financial position and results of operations of the Bank's subsidiaries are set out below:

(Million Baht)

	Balance Sheets					
	31 March 2010			31 December 2009		
	Total Assets	Total Liabilities	Total Equity	Total Assets	Total Liabilities	Total Equity
Subsidiary Companies						
K Companies	55,832	52,295	3,537	54,307	50,864	3,443
Companies in MTGH Group	79,208	67,484	11,724	73,660	62,792	10,868
Phethai – AMC	4,432	38	4,394	4,463	47	4,416
A Support Service Provider to KASIKORNBANK GROUP (P Companies) and others	10,943	526	10,417	11,029	679	10,350
Total	150,415	120,343	30,072	143,459	114,382	29,077
Associated Companies	425	78	347	402	43	359

(Million Baht)

	Statements of Income For the Three-Month Periods Ended 31 March					
	2010			2009		
Subsidiary Companies	Revenue	Expenses	Net Profit (Loss)	Revenue	Expenses	Net Profit
K Companies	1,564	1,247	317	1,256	1,091	165
Companies in MTGH Group	8,038	7,486	552*	-	-	-
Phethai – AMC	16	38	(22)	28	11	17
A Support Service Provider to KASIKORNBANK GROUP (P Companies) and others	845	786	59	704	648	56
Total	10,463	9,557	906	1,988	1,750	238
Associated Companies	49	44	5	58	45	13

* Excluding inter-group transactions

5.10 Disclosure of The Statements of Cash Flows of The Asset Management Company ("AMC")

In accordance with the Bank of Thailand's notification number Sor Nor Sor (01) Wor 3258/2543 dated 27 November 2000, relating to the operational regulations of the asset management company, the Bank is required to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Phethai Asset Management Company Limited are as follows:

Phethai Asset Management Company Limited

Statements of Cash Flows

For the Three-Month Periods Ended 31 March 2010 and 2009

(Unaudited)

	Million Baht	
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
(Loss) Income before income tax	(22)	17
Add (Less) Adjustments to reconcile income before income tax to net cash		
Gain on investment in securities	-	(1)
Loss on impairment of properties foreclosed	15	-
Reversal of loss on impairment of other assets	(1)	-
Gain on transfer of changing account	-	(3)
Amortization of discount on promissory note receivables	(4)	(3)
Increase in accrued expenses	2	4
	(10)	14
Net income from interest and dividends	(10)	(11)
Interest and dividends received	10	14
Interest paid	-	(4)
Income tax received (paid)	15	(1)
Net profit from operations before changes in operating assets and liabilities	5	12

Phethai Asset Management Company Limited

Statements of Cash Flows (Continued)

For the Three-Month Periods Ended 31 March 2010 and 2009

(Unaudited)

	Million Baht	
	2010	2009
Decrease in operating assets		
Investments in receivables	3	-
Loans and receivables	20	28
Properties foreclosed	363	71
Other assets	24	53
(Decrease) increase in operating liabilities		
Other liabilities	(11)	20
Net Cash Provided by Operating Activities	404	184
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of investments in securities	-	3
Net Cash Provided by Investing Activities	-	3
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for repayment of borrowings from the Bank	-	(185)
Net Cash Used in Financing Activities	-	(185)
Net increase in cash and cash equivalents	404	2
Cash and cash equivalents at the beginning of the period	560	24
Cash and cash equivalents at the end of the period	964	26

6 LOANS AND ACCRUED INTEREST RECEIVABLES

6.1 Classified by Account Status

(Million Baht)

	Consolidated			
	31 March 2010			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating the Allowance	Allowance for Doubtful Accounts
Pass	900,102	300,987	1	3,010
Special Mention	19,974	5,345	2	107
Sub-Standard	6,777	1,929	100	1,929
Doubtful	8,152	2,919	100	2,919
Doubtful of Loss	21,768	12,413	100	12,413
Total	956,773	323,593		20,378
Allowance established in excess of BoT's regulations				9,770
Credit balance transaction	1,857			-
Loan from Life Insurance business	5,191			141
Total	963,821			30,289

(Million Baht)

	Consolidated			
	31 December 2009			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating the Allowance	Allowance for Doubtful Accounts
Pass	879,546	282,937	1	2,829
Special Mention	20,194	3,956	2	79
Sub-Standard	9,240	3,065	100	3,061
Doubtful	7,805	3,020	100	3,020
Doubtful of Loss	20,281	11,261	100	11,261
Total	937,066	304,239		20,250
Allowance established in excess of BoT's regulations				9,141
Credit balance transaction	2,676			-
Loan from Life Insurance business	4,687			135
Total	944,429			29,526

(Million Baht)

	The Bank 31 March 2010			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating the Allowance	Allowance for Doubtful Accounts
Pass	902,403	346,020	1	3,460
Special Mention	17,297	5,176	2	104
Sub-Standard	6,453	1,902	100	1,902
Doubtful	7,954	2,900	100	2,900
Doubtful of Loss	19,895	11,678	100	11,678
Total	954,002	367,676		20,044
Allowance established in excess of BoT's regulations				9,018
Total				29,062

(Million Baht)

	The Bank 31 December 2009			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating the Allowance	Allowance for Doubtful Accounts
Pass	882,611	325,962	1	3,260
Special Mention	17,070	3,716	2	74
Sub-Standard	9,012	3,057	100	3,057
Doubtful	7,594	3,001	100	3,001
Doubtful of Loss	18,611	10,531	100	10,531
Total	934,898	346,267		19,923
Allowance established in excess of BoT's regulations				8,424
Total				28,347

6.2 Unearned interest

(Million Baht)

	Consolidated		The Bank	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
Unearned interest	5,185	5,185	268	280

6.3 Non-performing loans (NPL)

According to the BoT's directive number SOR NOR SOR 68/2551, dated 3 August 2008, titled "Preparation and announcement of condensed report of assets and liabilities of commercial banks" non-performing loans (NPL gross) are defined as sub-standard quality loans, being outstanding loans of sub-standard, doubtful, doubtful of loss and loss loan accounts in accordance with the BoT's directive number SOR NOR SOR 31/2551, dated 3 August 2008, titled "Classification and provision criteria of financial institution".

Non-performing loans, net (NPL net) refers to the non-performing loan value, net of total allowances for doubtful accounts.

In accordance with the BoT's regulations, commercial banks are required to report the following information:

- Non-performing loans (NPL gross).
- The ratio of NPL to total loans.
- Non-performing loans, net (NPL net).
- The ratio of total loans, net of allowances for doubtful accounts, which is referred to the ratio of NPL net, to total loans after deduction of allowances for doubtful accounts.

The Bank and subsidiaries showed non-performing loans (including financial institutions) to comply with BoT's regulations can be summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
Non-performing loans, gross				
Non-performing loans	36,521	37,152	34,155	35,072
Total loans used for NPL gross ratio calculation [1]	1,041,067[2]	987,203[2]	1,038,333	985,067
Ratio of total loans	3.51	3.76	3.29	3.56
Non-performing loans, net				
Non-performing loans	18,078	18,473	16,493	17,145
Total loans used for NPL net ratio calculation [1]	1,022,623[2]	968,524[2]	1,020,671	967,141
Ratio of total loans	1.77	1.91	1.62	1.77

[1] Excluding loans from KSecurites and MTL.

[2] Excluding loans to and from subsidiaries, as of 31 March 2010 and 31 December 2009 amounting to Baht 49,637 million and Baht 47,533 million, respectively.

6.4 Non-accrual loans based on the accrual basis

The Bank and subsidiaries showed non-accrual loans, gross, (including financial institutions) based on the accrual basis to comply with BoT's regulations can be summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
Non-accrual loans	69,092	68,769	66,592	66,315
Total loans used for ratio Calculation[1]	1,041,067[2]	987,203[2]	1,038,333	985,067
Percentage of total loans	6.64	6.97	6.41	6.73

[1] Excluding loans from KSecurites and MTL.

[2] Excluding loans to and from subsidiaries, as of 31 March 2010 and 31 December 2009 amounting to Baht 49,637 million and Baht 47,533 million, respectively.

6.5 Listed companies that meet SET's criteria for delisting

Loans to listed companies that meet SET's criteria for delisting were as follows:

(Million Baht)

	Consolidated and The Bank					
	31 March 2010			31 December 2009		
	Loans and Accrued Interest Receivable	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivable	Collateral Value	Allowance for Doubtful Accounts
Listed companies which meet SET's criteria for delisting	499	35	406	421	30	334

6.6 Transferring of Sub-Standard Quality Assets to Thai Asset Management Corporation ("TAMC")

In accordance with the Emergency Decree on the Thai Asset Management Corporation B.E. 2544, on 12 October 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-standard quality assets outstanding as of 31 December 2000 to TAMC. All rights and duties associated with each transferred sub-standard quality asset were transferred to TAMC at a price determined by the appraised value of the underlying collateral assets, provided that the price did not exceed the book value of credits extended, less existing provisions outstanding, as required by law on the transfer date. TAMC has 180 days from the date of each transfer to examine any transferred assets. TAMC will then quote the transfer price within 7 days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable promissory notes guaranteed by FIDF. The notes bear interest equal to the weighted average of the deposit rates of five major banks, and are paid at the end of each year by cheque. The rights to these notes and the received notes are included in investments in held-to-maturity debt instruments.

In accordance with the Emergency Decree B.E. 2544 and the Asset Transfer Agreement, TAMC and the Bank will share jointly the profits and responsibility for any losses on transferred assets, which are payable on the fifth and the tenth anniversaries of the transfers, starting from 1 July 2001. In the case of losses, the Bank will first be responsible for any loss, not exceeding 20% of the transfer price. The second portion of losses, again not exceeding 20% of the transfer price, will be equally shared by TAMC and the Bank. Any remaining loss would then be absorbed by TAMC. In addition, expenses of TAMC are included in the calculation of the gain or loss sharing. In the case of profit, the first portion of profits up to 20% of the transfer price is to be shared equally by TAMC and the Bank. Should there be any profit over and above this, the Bank is entitled to the remainder up to the gross book value of the assets, less the transfer price and the Bank's share in the first portion of the profits. As of 31 March 2010 and 31 December 2009, the Bank has set up an estimate for loss sharing amounting to Baht 1,100 million.

For the three-month periods ended 31 March 2010, the Bank did not transfer any sub-standard quality assets to TAMC. The gross book value of the assets transferred before deducting allowance for doubtful accounts up to 31 March 2010 was Baht 14,557 million and the estimated total transfer price up to 31 March 2010 was Baht 10,072 million, for which the Bank received promissory notes from TAMC.

The Bank was informed that loss sharing at the end of the fifth year amounting to Baht 29 million was allocated to the Bank from TAMC. Such allocation is an approximation as the TAMC will calculate the actual profit or loss at the end of the tenth year.

7 TROUBLED DEBT RESTRUCTURING

During the three-month periods ended 31 March 2010 and 2009 the Bank and its subsidiaries engaged in debt restructuring contracts as follows:

(Million Baht)

	Consolidated				The Bank			
	2010		2009		2010		2009	
	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring
Debt restructuring contracts that incurred losses	256	7,628	355	7,197	254	7,616	353	7,194
Debt restructuring contracts that incurred no losses	8,334	10,553	9,507	15,517	8,325	10,535	9,499	15,504
Total	8,590	18,181	9,862	22,714	8,579	18,151	9,852	22,698

Losses on debt restructuring for the three-month periods ended 31 March 2010 and 2009 were as follows:

(Million Baht)

		Consolidated 31 March 2010				
		Outstanding Debt		Transferred Assets		Loss on
		Before	After			Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	12	100	-	Cash, land, premises and investments	70	30
Changes of repayment conditions	216	4,218	4,217	-	-	794
Debt restructuring in various forms	28	3,310	3,096	Cash, land, premises and investments	215	721
Total	256	7,628	7,313		285	1,545

(Million Baht)

		Consolidated 31 March 2009				
		Outstanding Debt		Transferred Assets		Loss on
		Before	After			Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	32	218	-	Cash, land, premises and investments	169	49
Changes of repayment conditions	296	4,266	4,266	-	-	730
Debt restructuring in various forms	27	2,713	2,372	Cash, land, premises and investments	341	233
Total	355	7,197	6,638		510	1,012

(Million Baht)

The Bank

31 March 2010

Types of Restructuring	Cases	Outstanding Debt Before Restructuring	Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	12	100	-	Cash, land, premises and investments	70	30
Changes of repayment conditions	214	4,206	4,206	-	-	794
Debt restructuring in various forms	28	3,310	3,096	Cash, land, premises and investments	215	721
Total	254	7,616	7,302		285	1,545

(Million Baht)

The Bank

31 March 2009

Types of Restructuring	Cases	Outstanding Debt Before Restructuring	Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	32	218	-	Cash, land, premises and investments	169	49
Changes of repayment conditions	296	4,266	4,266	-	-	730
Debt restructuring in various forms	25	2,710	2,369	Cash, land, premises and investments	341	233
Total	353	7,194	6,635		510	1,012

The Bank and its subsidiaries measure the expected recoverable amounts of loans restructured by changing repayment conditions by using the present value of future cash flows discounted by the market rate.

The terms of debt restructuring agreements with debts which were restructured by changing the repayment conditions and restructured in various other ways and which resulted in losses on debt restructuring during the three-month periods ended 31 March 2010 and 2009 were as follows:

(Million Baht)

	Consolidated							
	2010				2009			
		Outstanding Debt				Outstanding Debt		
Terms of debt restructuring agreements	Cases	Before Restructuring	After Restructuring	End of Period	Cases	Before Restructuring	After Restructuring	End of Period
Less than 5 years	226	4,353	4,138	4,088	246	2,457	2,171	2,348
5 to 10 years	8	880	880	878	51	4,420	4,365	4,362
Over 10 years	10	2,295	2,295	2,294	26	102	102	102
Total	244	7,528	7,313	7,260	323	6,979	6,638	6,812

(Million Baht)

	The Bank							
	2010				2009			
		Outstanding Debt				Outstanding Debt		
Terms of debt restructuring agreements	Cases	Before Restructuring	After Restructuring	End of Period	Cases	Before Restructuring	After Restructuring	End of Period
Less than 5 years	224	4,341	4,127	4,079	244	2,454	2,168	2,145
5 to 10 years	8	880	880	878	51	4,420	4,365	4,362
Over 10 years	10	2,295	2,295	2,294	26	102	102	102
Total	242	7,516	7,302	7,251	321	6,976	6,635	6,609

The Bank and its subsidiaries recognized interest income from debt restructuring for the three-month periods ended 31 March 2010 and 2009 were as follows:

(Million Baht)

	Consolidated		The Bank	
	2010	2009	2010	2009
Debt restructuring contracts that incurred losses	196	238	195	238

The Bank had commitments to extend additional loans to these borrowers as follows:

(Million Baht)

	Consolidated and The Bank	
	31 March 2010	31 December 2009
Debt restructuring contracts that incurred losses	434	402

The Bank and its subsidiaries had outstanding balances on debtors which were restructured during the period/year as follows:

(Million Baht)

	Consolidated		The Bank	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
Debt restructuring contracts that incurred losses	7,260	14,968	7,251	14,963
Debt restructuring contracts that incurred no losses	9,025	26,156	9,020	26,133
Total	16,285	41,124	16,271	41,096

The Bank and its subsidiaries had outstanding balances relating to all restructured debtors which had been performing in accordance with debt restructuring agreements as follows:

(Million Baht)

	Consolidated		The Bank	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
Debt restructuring contracts that incurred losses	23,976	24,224	23,960	23,979
Debt restructuring contracts that incurred no losses	36,471	36,177	36,388	36,088
Total	60,447	60,401	60,348	60,067

8 ALLOWANCE FOR DOUBTFUL ACCOUNTS

The movements in the allowance for doubtful accounts during the period/year were as follows:

(Million Baht)

Consolidated

31 March 2010

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances established in excess of BoT's Regulations	Allowances from Insurance Business	Total
Balance at the beginning of the period	2,829	79	3,061	3,020	11,261	9,141	135	29,526
Doubtful accounts (reversal)	181	28	(1,132)	(101)	652	616	(2)	242
Bad debt written off	-	-	-	-	(554)	-	-	(554)
Others	-	-	-	-	1,054	13	8	1,075
Balance at the end of the period	3,010	107	1,929	2,919	12,413	9,770	141	30,289

(Million Baht)

Consolidated

31 December 2009

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances established in excess of BoT's Regulations	Allowances from Insurance Business	Total
Balance at the beginning of the year	3,031	219	2,350	2,437	11,954	6,403	-	26,394
Transfer from business combination	-	-	-	-	-	-	149	149
Doubtful accounts (reversal)	(202)	(139)	711	583	3,278	2,804	(14)	7,021
Bad debt written off	-	(1)	-	-	(5,469)	-	-	(5,470)
Others	-	-	-	-	1,498	(66)	-	1,432
Balance at the end of the year	2,829	79	3,061	3,020	11,261	9,141	135	29,526

(Million Baht)

	The Bank						
	31 March 2010						
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances established in excess of BoT's Regulations	Total
Balance at the beginning of the period	3,260	74	3,057	3,001	10,531	8,424	28,347
Doubtful accounts (reversal)	200	30	(1,155)	(101)	618	594	186
Bad debt written off	-	-	-	-	(511)	-	(511)
Others	-	-	-	-	1,040	-	1,040
Balance at the end of the period	3,460	104	1,902	2,900	11,678	9,018	29,062

(Million Baht)

	The Bank						
	31 December 2009						
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances established in excess of BoT's Regulations	Total
Balance at the beginning of the year	3,371	216	2,332	2,384	11,089	5,733	25,125
Doubtful accounts (reversal)	(111)	(142)	725	617	3,093	2,691	6,873
Bad debt written off	-	-	-	-	(5,189)	-	(5,189)
Others	-	-	-	-	1,538	-	1,538
Balance at the end of the year	3,260	74	3,057	3,001	10,531	8,424	28,347

9 REVALUATION ALLOWANCE FOR DEBT RESTRUCTURING

The movements in the revaluation allowance for debt restructuring during the period/year were as follows:

(Million Baht)

	Consolidated		The Bank	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
Balance at the beginning of the period/year	4,518	3,378	4,493	3,378
Increase	1,563	2,890	1,563	2,877
Change of classification	(13)	15	-	-
Amortization to interest income	(75)	(276)	(75)	(272)
Others	(1,019)	(1,489)	(1,008)	(1,490)
Balance at the end of the period/year	4,974	4,518	4,973	4,493

10 CLASSIFIED ASSETS

Assets of the Bank and its subsidiaries, classified as investments, loans and accrued interest receivables (including financial institutions), properties foreclosed and other assets, were categorized by quality in compliance with the BoT's regulations, taking into account analyses of each loan and appraisal of the financial standing of each borrower, as follows:

(Million Baht)

	Consolidated 31 March 2010				
	Investments	Loans and Accrued Interest Receivable	Properties Foreclosed	Other Assets	Total
Pass	-	984,666	-	-	984,666
Special Mention	-	19,889	-	-	19,889
Sub-Standard	-	6,777	-	-	6,777
Doubtful	-	8,152	-	-	8,152
Doubtful of Loss	3,678	21,768	589	1,185	27,220
Total	3,678	1,041,252	589	1,185	1,046,704

(Million Baht)

	Consolidated 31 December 2009				
	Investments	Loans and Accrued Interest Receivable	Properties Foreclosed	Other Assets	Total
Pass	-	929,946	-	-	929,946
Special Mention	-	20,109	-	-	20,109
Sub-Standard	-	9,240	-	-	9,240
Doubtful	-	7,805	-	-	7,805
Doubtful of Loss	3,745	20,281	872	1,190	26,088
Total	3,745	987,381	872	1,190	993,188

(Million Baht)

	The Bank				
	31 March 2010				
	Investments	Loans and Accrued Interest Receivable	Properties Foreclosed	Other Assets	Total
Pass	-	986,967	-	-	986,967
Special Mention	-	17,212	-	-	17,212
Sub-Standard	-	6,453	-	-	6,453
Doubtful	-	7,954	-	-	7,954
Doubtful of Loss	3,665	19,895	399	1,184	25,143
Total	3,665	1,038,481	399	1,184	1,043,729

(Million Baht)

	The Bank				
	31 December 2009				
	Investments	Loans and Accrued Interest Receivable	Properties Foreclosed	Other Assets	Total
Pass	-	933,012	-	-	933,012
Special Mention	-	16,984	-	-	16,984
Sub-Standard	-	9,012	-	-	9,012
Doubtful	-	7,594	-	-	7,594
Doubtful of Loss	3,730	18,611	501	1,188	24,030
Total	3,730	985,213	501	1,188	990,632

11 CAPITAL REQUIREMENTS

The ratios of capital to assets (Capital Adequacy Ratio) as of 31 March 2010 and 31 December 2009 were calculated from the financial statements of the Bank. The Bank has chosen to adopt the Standardized Approach in compliance with Basel II Accord, which is consistent with the BoT requirements.

(Million Baht)

	31 March 2010	31 December 2009
Tier 1 Capital		
Issued and fully paid up share capital, premiums on share capital	42,036	42,036
Legal reserves	3,050	3,050
Net income after appropriation	57,876	57,876
Less Investments in subordinated debt of other financial institutions (Already included in their capital requirements)	(1)	(1)
Total Tier 1 Capital Base	102,961	102,961
Tier 2 Capital		
Surplus on land revaluation	4,585	4,585
Surplus on premises revaluation	2,086	2,106
Surplus on marketable equity securities revaluation	290	290
Provision for normal assets	12,506	11,698
Subordinated debentures	30,852	30,852
Less Investments in subordinated debt of other financial institutions (Already included in their capital requirements)	(1)	(1)
Total Tier 2 Capital Base	50,318	49,530
Total Capital	153,279	152,491

The BoT's regulations requires that banks registered in Thailand maintain a capital adequacy ratio of not less than 8.5% and that tier-1 capital ratio must not be less than 4.25% of such assets and contingencies. Capital adequacy ratios maintained by the Bank were as follows:

	Percentage	
	31 March 2010	31 December 2009
Capital adequacy ratio	15.03	15.19
Tier-1 Capital ratio	10.09	10.25

12 ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral as consisted of:

(Million Baht)

	Consolidated		The Bank	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
Deposits	1,254	1,024	1,156	926
Government bonds	40,082	43,699	28,899	32,517
State enterprises bonds	411	411	101	101
Total	41,747	45,134	30,156	33,544

The Bank has pledged these assets as collateral for derivatives, for electricity consumption, for court collateral and for repurchase agreements.

13 COMMITMENTS

Commitments consisted of:

(Million Baht)

	Consolidated					
	31 March 2010			31 December 2009		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals on bills	3,464	-	3,464	2,314	-	2,314
Letters of indemnity- borrowing	13	122	135	7	133	140
Other guarantees	98,460	7,330	105,790	92,885	8,397	101,282
Letters of credit	1,706	20,457	22,163	1,312	19,840	21,152
Exchange rate agreements						
Purchase agreements	47,588	341,151	388,739	41,279	392,680	433,959
Sale agreements	157,601	368,326	525,927	170,529	437,840	608,369
Interest rate agreements						
Purchase agreements	666,175	64,993	731,168	668,217	66,792	735,009
Sale agreements	665,721	64,993	730,714	667,763	66,792	734,555
Credit Default Swap	100	-	100	100	-	100
Unused credit line of overdraft	155,242	-	155,242	149,339	-	149,339
Others	3,745	22,266	26,011	3,007	21,612	24,619
Total	1,799,815	889,638	2,689,453	1,796,752	1,014,086	2,810,838

(Million Baht)

	The Bank					
	31 March 2010			31 December 2009		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals on bills	3,464	-	3,464	2,314	-	2,314
Letters of indemnity-						
borrowing	13	122	135	7	133	140
Other guarantees	98,443	7,301	105,744	92,885	8,397	101,282
Letters of credit	1,706	20,457	22,163	1,312	19,840	21,152
Exchange rate agreements						
Purchase agreements	47,588	341,272	388,860	41,279	392,690	433,969
Sale agreements	157,601	368,326	525,927	170,529	437,840	608,369
Interest rate agreements						
Purchase agreements	666,175	64,993	731,168	668,217	66,792	735,009
Sale agreements	665,721	64,993	730,714	667,763	66,792	734,555
Credit Default Swap	100	-	100	100	-	100
Unused credit line of						
overdraft	155,242	-	155,242	149,339	-	149,339
Others	3,737	22,267	26,004	2,959	21,569	24,528
Total	1,799,790	889,731	2,689,521	1,796,704	1,014,053	2,810,757

Under normal business operations, the Bank is a defendant in various litigation against the Bank. These include cases of wrongful acts brought against the Bank, with total claims amounting to Baht 9,665 million and Baht 9,613 million as of 31 March 2010 and 31 December 2009, respectively. The Management believes that any liability resulting from this litigation will not be material to the Bank's financial position or on the results of its operations.

As of 31 March 2010 and 31 December 2009, Muang Thai Life Assurance Company Limited has been sued as insurer, with claims amounting to approximately Baht 135 million and Baht 129 million, The Management believes that any liability resulting from this litigation will not be material to the company financial position or on the results of its operations.

14 RELATED PARTY TRANSACTIONS AND BALANCES

14.1 Loans and contingencies made to officers[1] and to business entities where the Bank and its subsidiaries, their directors or officers, hold 10% or more of their paid-up capital, in which market price as charged as with other normal business, are summarized as follows:

(Million Baht)

	Consolidated	
	31 March 2010 End of Period	31 December 2009 End of Year
Loans		
1. Officers	8	18
2. Business entities where the Bank and subsidiaries, their directors or officers, hold 10% or more of the paid - up capital	841	849
Total	849	867
Contingencies		
1. Officers	-	-
2. Business entities where the Bank and subsidiaries, their directors or officers, hold 10% or more of the paid - up capital	-	-
Total	-	-

(Million Baht)

	The Bank	
	31 March 2010 End of Period	31 December 2009 End of Year
Loans		
1. Officers	8	18
2. Business entities where the Bank, its directors or officers, hold 10% or more of the paid - up capital	49,938	47,826
Total	49,946	47,844
Contingencies		
1. Officers	-	-
2. Business entities where the Bank, its directors or officers, hold 10% or more of the paid - up capital	32	31
Total	32	31

[1] Officers include directors and those who hold management positions (department head level and above) in the Financial Accounting Management and Financial Planning Departments.

14.2 Related Parties

Relationships between the Bank and other business entities where control exists for the period/year ended 31 March 2010 and 31 December 2009 are explained in Note 5.7

14.3 Significant transactions occurring between the Bank and the Phethai Asset Management Company Limited are summarized as follows:

	(Million Baht)	
	The Bank	
	31 March 2010	31 December 2009
Loans		
Beginning of the period/year	-	530
Deduction	-	(530)
End of the period/year	-	-
Accrued interest receivables	-	3
Unearned interest	3	-
Deposits	962	561

	(Million Baht)	
	The Bank	
	For the Three-Month Periods Ended 31 March	
	2010	2009
Interest income	-	3
Other income	2	4

Loans to Phethai Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit. Deposits were pledged as collateral. As of 31 December 2008, the pledged deposits were Baht 18 million. There is no loan to Phethai Asset Management Company Limited as of 31 March 2010.

Income and expenses shared between the Bank and Phethai Asset Management Company Limited are charged at cost, except for fee income, which is charged at market price.

14.4 Additional transactions occurring between the Bank and related business entities, which are charged at market price as with other normal business or the price as stipulated in the agreement, are as follows:

14.4.1 Assets, liabilities and contingencies between the Bank, its subsidiary and associated companies excluding Phethai Asset Management Company are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
Loans				
Subsidiary Companies				
- KASIKORN LEASING CO., LTD.	-	-	45,218	43,115
- KASIKORN FACTORY & EQUIPMENT CO., LTD.	-	-	3,876	3,860
Other Assets				
Subsidiary Companies				
- KASIKORN ASSET MANAGEMENT CO., LTD.	-	-	64	48
- KASIKORN LEASING CO., LTD.	-	-	9	10
- Muang Thai Life Assurance Co., Ltd.	-	-	-	117

(Million Baht)

	Consolidated		The Bank	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
Deposits				
Subsidiary Companies				
- Muang Thai Life Assurance Co., Ltd.	-	-	659	636
- KASIKORN ASSET MANAGEMENT CO., LTD.	-	-	355	1,073
- KASIKORN LEASING CO., LTD.	-	-	210	400
- Progress Gunpai Co., Ltd.	-	-	180	176
- Progress Software Co., Ltd.	-	-	83	105
- KASIKORN FACTORY & EQUIPMENT CO., LTD.	-	-	70	139
- Progress Appraisal Co., Ltd.	-	-	64	59
- Progress Service Co., Ltd.	-	-	51	52
- Progress Land and Buildings Co., Ltd.	-	-	39	39
- Progress HR Co., Ltd	-	-	38	30
- KASIKORN RESEARCH CENTER CO., LTD.	-	-	35	47
- Progress Facilities Management Co., Ltd.	-	-	32	35
- Progress Plus Co., Ltd.	-	-	31	53
- K-SME Venture Capital Co., Ltd	-	-	28	29
- Progress Storage Co., Ltd.	-	-	24	24
- Progress Management Co., Ltd.	-	-	23	27
- Progress Service Support Co., Ltd.	-	-	22	46
- Muangthai Group Holding Co., Ltd.	-	-	16	411
- Progress Training Co.,Ltd.	-	-	7	10
Associated Company				
- Processing Center Co., Ltd.	17	4	17	4

(Million Baht)

	Consolidated		The Bank	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
Interbank and Money Market Items (Liabilities)				
Subsidiary Company				
- KASIKORN SECURITIES PCL	-	-	1,228	1,018
Borrowings				
Subsidiary Companies				
- KASIKORN ASSET MANAGEMENT CO., LTD.	-	-	503	578
- Muangthai Group Holding Co., Ltd.	-	-	-	1,517
Other Liabilities				
Subsidiary Companies				
- KASIKORN LEASING CO., LTD.	-	-	569	539
- Progress Software Co., Ltd.	-	-	163	169
- Progress Plus Co., Ltd.	-	-	54	46
- Progress Management Co., Ltd.	-	-	14	9
- Progress Appraisal Co., Ltd.	-	-	14	14
- Progress Service Support Co., Ltd.	-	-	11	-
- Progress HR Co., Ltd.	-	-	6	29
Contingencies				
Subsidiary Companies				
- KASIKORN FACTORY & EQUIPMENT CO., LTD.	-	-	128	17
- KASIKORN LEASING CO., LTD.	-	-	14	-
- KASIKORN SECURITIES PCL	-	-	9	11

Certain subsidiaries and associated companies have entered into 1-2 year building lease and service agreements with the Bank. Rentals are charged at cost plus increment from additional administration and maintenance expenditures incurred. As of 31 March 2010 and 31 December 2009, the Bank and its related parties have rental agreements with remaining tenures amounting to Baht 51 million and Baht 30 million, respectively.

The Bank has entered into 5-year car leasing agreements with KASIKORN LEASING CO., LTD. Such agreements are classified as finance lease agreements, charged at market rates. As of 31 March 2010 and 31 December 2009, the book value of finance lease liabilities, before elimination, amounts to Baht 568 million and 538 million, respectively.

The Bank entered into an Information Technology Service Agreement with Progress Software Co., Ltd. under which the service will be provided until 31 December 2010. As of 31 March 2010 and 31 December 2009, the Bank is committed to pay total service fees of Baht 2 Million and Baht 11 Million, respectively.

14.4.2 Revenue and expenses occurring between the Bank, its subsidiary and associated companies for the three-month periods ended 31 March are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	2010	2009	2010	2009
Subsidiary Companies				
Revenue:				
Interest income	-	-	424	404
Dividend income	-	-	226	250
Fee income	-	-	164	115
Other income	-	-	19	14
Expenses:				
Interest expenses	-	-	5	13
Personnel expenses	-	-	166	204
Other expenses	-	-	646	498

The Bank has entered into a staff secondment agreement with KASIKORN SECURITIES PUBLIC COMPANY LIMITED, commencing from January 2006. The agreement shall be terminated at any time by the Bank giving notice 60 days prior to the termination date. The Bank is responsible for salaries, welfare and other benefits and any liabilities that arise or may arise from the actions of the employees.

For the three-month periods ended 31 March 2010 and 2009, the Bank incurred expenses amounting to Baht 166 million and Baht 204 million, respectively, presented as personnel expenses in the statements of income.

14.4.3 Assets, liabilities and contingencies between the Bank and other business entities in which the directors, key executive officers and close members of their families have significant were summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	31 March 2010	31 December 2009
Loans		
- Charoen Pokphand Foods Public Co., Ltd.	1,001	1,000
- Bangkok Glass Industry Co., Ltd.	922	847
- Fuel Pipeline Transportation Ltd.	741	-
- Yip In Tsoi & Jacks Ltd.	-	34
Deposits		
- Serm Suk Public Co., Ltd.	467	360
- Muang Thai Insurance Public Co., Ltd.	306	301
- Mitsubishi Elevator Asia Co., Ltd.	92	90
- Sermsuk Beverage Co., Ltd.	78	55
- Nithi Thamrong Co., Ltd.	38	34
- Bangkok Glass Industry Co., Ltd.	31	63
- National ITMX Co., Ltd.	20	30
- Dole Thailand Co., Ltd.	15	-
- Charoen Pokphand Foods Public Co., Ltd	13	20
- Smithithada Co., Ltd.	13	13
- Quality Houses Public Co., Ltd.	10	10
- Pruetthada Co., Ltd.	5	18

(Million Baht)

	Consolidated and The Bank	
	31 March 2010	31 December 2009
Contingencies		
- Charoen Pokphand Foods Public Co., Ltd.	1,680	1,344
- Quality Houses Public Co., Ltd.	144	147
- Dole Thailand Co., Ltd.	79	128
- Bangkok Glass Industry Co., Ltd.	44	53
- Yip In Tsoi & Jacks Ltd.	28	11

14.4.4 Assets, liabilities and contingencies between the Bank and its directors and key executive officers or the Bank's employees who have authority and responsibility for planning, directing and controlling the activities of the Bank and close members of their families are summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	31 March 2010	31 December 2009
Loans	12	21
Deposits	744	958

15 EVENTS AFTER THE REPORTING PERIOD

On 7 April 2010, the Annual General Meeting of Shareholders of the Bank approved to pay dividend from the operating results of 2009 at the rate of Baht 2.50 per share, totaling Baht 5,983 million. The interim dividend was paid at the rate of Baht 0.50 per share, totaling Baht 1,197 million on 24 September 2009 and the remaining dividend was paid at the rate of Baht 2.00 per share, totaling Baht 4,786 million, on 30 April 2010.

16 THE FINANCIAL POSITIONS AND RESULTS OF OPERATIONS DIFFERENTIATED BY DOMESTIC AND FOREIGN BUSINESS

The financial positions and results of operations differentiated by domestic and foreign business can be summarized as follows:

16.1 Financial Position Classified by Types of Business

(Million Baht)

	Consolidated 31 March 2010				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	1,414,064	9,600	1,423,664	(1,374)	1,422,290
Interbank and money market items - net (assets)	89,086	2,551	91,637	-	91,637
Investments - net	265,662	6,439	272,101	-	272,101
Loans	962,166	480	962,646	-	962,646
Deposits	1,007,927	9	1,007,936	-	1,007,936
Interbank and money market items (liabilities)	43,577	-	43,577	-	43,577
Borrowings	92,792	5,915	98,707	-	98,707
Contingencies	2,713,190	11,869	2,725,059	(35,606)	2,689,453

(Million Baht)

	Consolidated 31 December 2009				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	1,349,828	14,628	1,364,456	(5,924)	1,358,532
Interbank and money market items - net (assets)	60,690	2,694	63,384	-	63,384
Investments - net	243,623	11,361	254,984	-	254,984
Loans	942,952	426	943,378	-	943,378
Deposits	975,482	10	975,492	-	975,492
Interbank and money market items (liabilities)	46,985	-	46,985	-	46,985
Borrowings	72,874	6,097	78,971	-	78,971
Contingencies	2,835,305	12,234	2,847,539	(36,701)	2,810,838

(Million Baht)

	The Bank				
	31 March 2010				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	1,337,189	9,600	1,346,789	(1,374)	1,345,415
Interbank and money market items - net (assets)	88,017	2,551	90,568	-	90,568
Investments - net	213,481	6,439	219,920	-	219,920
Loans	952,550	480	953,030	-	953,030
Deposits	1,010,191	9	1,010,200	-	1,010,200
Interbank and money market items (liabilities)	44,803	-	44,803	-	44,803
Borrowings	92,308	5,915	98,223	-	98,223
Contingencies	2,713,259	11,869	2,725,128	(35,607)	2,689,521

(Million Baht)

	The Bank				
	31 December 2009				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	1,277,810	14,628	1,292,438	(5,924)	1,286,514
Interbank and money market items - net (assets)	59,957	2,694	62,651	-	62,651
Investments - net	196,085	11,361	207,446	-	207,446
Loans	933,463	426	933,889	-	933,889
Deposits	978,054	10	978,064	-	978,064
Interbank and money market items (liabilities)	48,007	-	48,007	-	48,007
Borrowings	72,797	6,097	78,894	-	78,894
Contingencies	2,835,224	12,234	2,847,458	(36,701)	2,810,757

16.2 Results of Operations Classified by Types of Business

(Million Baht)

	Consolidated				
	For the Three-Month Period Ended 31 March 2010				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	14,564	45	14,609	(28)	14,581
Interest expenses	2,602	143	2,745	(28)	2,717
Net income (expenses) from interest and dividend	11,962	(98)	11,864	-	11,864
Non-interest income	13,568	-	13,568	-	13,568
Non-interest expenses	18,633	38	18,671	-	18,671
Income (loss) before income tax	6,897	(136)	6,761	-	6,761

(Million Baht)

	Consolidated				
	For the Three-Month Period Ended 31 March 2009				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	15,499	86	15,585	(75)	15,510
Interest expenses	4,654	175	4,829	(75)	4,754
Net income (expenses) from interest and dividend	10,845	(89)	10,756	-	10,756
Non-interest income	5,482	189	5,671	-	5,671
Non-interest expenses	10,925	35	10,960	-	10,960
Income before income tax	5,402	65	5,467	-	5,467

(Million Baht)

	The Bank				
	For the Three-Month Period Ended 31 March 2010				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	13,758	45	13,803	(28)	13,775
Interest expenses	2,613	143	2,756	(28)	2,728
Net income (expenses) from interest and dividend	11,145	(98)	11,047	-	11,047
Non-interest income	6,333	-	6,333	-	6,333
Non-interest expenses	11,460	38	11,498	-	11,498
Income (loss) before income tax	6,018	(136)	5,882	-	5,882

(Million Baht)

	The Bank				
	For the Three-Month Period Ended 31 March 2009				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	15,541	87	15,628	(75)	15,553
Interest expenses	4,659	176	4,835	(75)	4,760
Net income (expenses) from interest and dividend	10,882	(89)	10,793	-	10,793
Non-interest income	5,010	190	5,200	-	5,200
Non-interest expenses	10,512	36	10,548	-	10,548
Income before income tax	5,380	65	5,445	-	5,445

17 BUSINESS AND RISK MANAGEMENT POLICIES RELATING TO TRANSACTIONS AMONG GROUP OF COMPANIES OFFERING FINANCIAL SERVICES

In accordance with the Bank of Thailand's notification number Sor Nor Sor 66/2008, dated 3 August 2008, regarding "Consolidated Supervision", the Bank is required to disclose policies relating to business and risk management policies relating to transactions among group of companies offering financial services, summarised as follows:

- For business transactions among group of companies offering financial services, requirements for type of transactions, including relevant criteria and limitations have been established. They follow the same process, as applied to other parties.
- For business transactions and services among group of companies, there are supervision to ensure that appropriate market prices are used, that level of transactions among the companies and level of guarantee for third parties are in compliance with applicable rules and regulations.
- Risk management policies for transactions among group of companies offering financial services have been established and included on the consolidated risk management policies, which have been approved by the Bank's Board of Directors.

See Note 14 for related party transactions and balances for transactional information, which are in compliance with the above policies.

18 APPROVAL OF FINANCIAL STATEMENTS

These financial statements were approved for issue by the Audit Committee on 11 May 2010.